Filed Pursuant to Rule 424(b)(5)

Registration No. 333-127521

Prospectus Supplement

(To Prospectus dated October 26, 2005)

10,000,000 Shares

Dendreon Corporation

Common Stock

Dendreon Corporation is offering 10,000,000 shares of its common stock. Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN.” The last reported sale price of our common stock on the Nasdaq National Market on December 6, 2005 was $5.38 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page S-8 of this prospectus supplement.

	Per Share	Total
Offering price	$4.50	$45,000,000
Discounts and commissions to underwriters	$0.27	$ 2,700,000
Offering proceeds to Dendreon Corporation, before expenses	$4.23	$42,300,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

We have granted to the underwriters an option to purchase up to 1,500,000 additional shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than 10,000,000 shares of common stock in this offering. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about December 12, 2005.

Banc of America Securities LLC

JMP Securities	Lazard Capital Markets

December 6, 2005

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to, updates and changes information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement will control.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or sale is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our common stock. Our financial condition, results of operations and business prospects may have changed since that date.

Information contained on our website does not constitute part of this prospectus supplement or the accompanying prospectus.

Dendreon®, the Dendreon logo, Targeting Cancer, Transforming Lives™, Provenge®, Neuvenge™ and the Antigen Delivery Cassette™ are our trademarks. All other trademarks that may appear or be incorporated by reference into this prospectus supplement are the property of their respective owners.

i

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, as well as the financial statements and the other information incorporated by reference herein before making an investment decision.

Overview

We are a biotechnology company focused on the discovery, development and commercialization of targeted therapies for cancer. Our product portfolio includes active immunotherapy, monoclonal antibody and small molecule product candidates to treat a wide range of cancers. Our most advanced product candidate is Provenge (sipuleucel-T), an active immunotherapy that has completed two Phase 3 trials for the treatment of asymptomatic, metastatic, androgen-independent prostate cancer. Based upon the significant survival benefit seen in our completed studies for Provenge, we intend to submit a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) for Provenge on a rolling basis in 2006. We own worldwide commercialization rights for Provenge.

Provenge (sipuleucel-T)

Provenge is our active immunotherapy that targets the prostate cancer antigen, prostatic acid phosphatase (PAP), which is found in approximately 95% of all prostate cancers. It combines patient-derived antigen-presenting cells and the engineered prostate cancer antigen in vitro. These antigen-loaded antigen-presenting cells (Provenge) are then infused into the patient to trigger a cell-mediated immune response to destroy tumors. Our Provenge clinical studies have primarily targeted asymptomatic, metastatic, androgen-independent prostate cancer. Androgen-independent prostate cancer is an advanced stage of prostate cancer in which the tumor growth is no longer regulated by androgens, or male hormones. Prostate cancer is the most common non-skin cancer among men in the United States, with over one million men currently diagnosed with the disease, and the second leading cause of cancer deaths in men in the United States. The American Cancer Society estimates that in 2005 approximately 232,000 new cases of prostate cancer will be diagnosed in the United States, and approximately 30,350 men are expected to die of prostate cancer.

Early-stage prostate cancer treatment generally involves surgery, radiation therapy or a combination of the two. Once the cancer becomes metastatic, or spreads outside the prostate gland, hormone ablation therapy is often used to try to control the cancer by limiting the supply of hormones that the cancer needs to grow. While most prostate cancer patients initially respond to hormone ablation therapy, the vast majority relapse after 18 to 24 months, becoming refractory to hormone treatment, or androgen-independent. For these androgen-independent patients, subsequent treatment involves a limited number of options, including chemotherapy and radiation therapy, which may not have the desired therapeutic effect and may result in significant side effects.

To be effective, cancer therapies must eliminate or control the growth of the cancer. There is only one FDA-approved chemotherapy drug that has clinically demonstrated a survival benefit in androgen-independent prostate cancer patients. However, chemotherapy drugs are generally administered over the course of a number of months and are poorly tolerated due to significant side effects, including hair loss, fatigue, vomiting, and detrimental gastrointestinal effects.

We believe that Provenge addresses a significant unmet medical need for patients with asymptomatic, metastatic, androgen-independent prostate cancer and may provide considerable benefits compared to currently available treatment alternatives. The survival benefits shown in our completed Provenge Phase 3 clinical trials are greater than that observed to date in any published Phase 3 trial for men with asymptomatic, metastatic, androgen-independent prostate cancer. Provenge is administered over a four-week period consisting of three infusion treatments given on an outpatient basis each lasting about 30 to 60 minutes. Results from our Provenge clinical trials have shown that Provenge is generally well-tolerated with the most common side effects reported being fever and chills lasting for one to two days. The greater survival benefit in combination with these minimal side effects reflect a more favorable benefit-to-risk profile than experienced with the current standard of care.

In September 2005, we announced plans to submit a BLA to the FDA to market Provenge. Our decision followed a pre-BLA meeting in which we reviewed safety and efficacy data with the FDA from our two completed Phase 3 clinical trials for Provenge, D9901 and D9902A. In these discussions, the FDA agreed that the survival benefit observed in the D9901 study in conjunction with the supportive data obtained from study D9902A and the absence of significant toxicity in both studies is sufficient to serve as the clinical basis of a BLA submission for Provenge. Provenge has Fast Track designation from the FDA for the treatment of asymptomatic, metastatic, androgen-independent prostate cancer patients. Under Fast Track, we are eligible to submit our BLA on a rolling basis. We intend to submit a BLA to the FDA for Provenge in 2006.

Our first Phase 3 clinical trial of Provenge, D9901, was a randomized double-blind placebo-controlled study in 127 men with asymptomatic, metastatic, androgen-independent prostate cancer. In early 2005, we announced that a significant survival advantage was seen in those patients who had been randomized to the Provenge arm compared to those who had been randomized to receive placebo in the study. Survival was a pre-specified analysis at 36 months post-treatment. The final 36-month survival analysis showed a statistically significant survival benefit in the overall intent-to-treat population, defined as all patients randomized in the study. Patients receiving Provenge had a median survival of 25.9 months compared to 21.4 months for patients in the placebo arm, a 4.5 month, or 21%, improvement in median survival (p-value = 0.010, hazard ratio = 1.7). This hazard ratio implies that patients receiving placebo have a relative risk of dying that is 70% higher than those patients receiving Provenge. In addition, 34% of patients randomized to receive Provenge were alive at 36 months compared to 11% of patients randomized to receive placebo. A pre-specified Cox multivariate regression analysis, which adjusts for prognostic factors known to influence survival, was used to test the validity of the survival benefit seen in this study. Those results showed that patients who received placebo had a relative risk of dying more than twice as high as that of patients who received Provenge (p-value = 0.002, adjusted hazard ratio = 2.1).

In October 2005, we disclosed results from our second Phase 3 trial of Provenge, D9902A. The 36-month final survival analysis in the intent-to-treat population of the randomized double-blind, placebo-controlled study in 98 men with asymptomatic, metastatic, androgen-independent prostate cancer showed those patients who received Provenge had a median survival of 19.0 months compared to 15.7 months for patients in the placebo arm, a 3.3 month, or 21%, improvement in median survival (p-value = 0.331, hazard ratio = 1.3). A pre-specified Cox multivariate regression analysis of overall survival, which adjusted for the same prognostic factors utilized in the D9901 study, showed a statistically significant survival benefit (p-value = 0.023, adjusted hazard ratio = 1.9). The hazard ratio observed in this analysis was similar to that seen in our D9901 trial. In addition, at the 36-month final follow up, 32% of patients randomized to receive Provenge were alive compared to only 21% of patients randomized to receive placebo. Although our D9901 trial showed a significant survival benefit and our D9902A trial supported a survival advantage, neither trial met its primary endpoint of showing a statistically significant delay in time to disease progression, a surrogate endpoint for clinical benefit.

Other Potential Product Candidates and Preclinical Research and Development Programs

Our investigational active immunotherapy for the treatment of patients with breast, ovarian and other solid tumors expressing HER2/neu is Neuvenge (lapuleucel-T). Neuvenge targets the HER2/neu antigen and utilizes the same proprietary antigen-engineering technology as Provenge. In addition, we also have active preclinical immunotherapy programs targeting antigens and proteins found in a variety of cancers, including colon, melanoma, breast, prostate, lung, ovarian/uterine, cervical, renal and bladder cancers. We also have therapeutic monoclonal antibodies for the treatment of cancer in preclinical development. Our collaboration with Genentech, Inc. targets the development of product candidates directed against trp-p8, an ion channel found in prostate cancer, as well as in a variety of other cancers.

Manufacturing Facilities Developments

To support our commercialization efforts, including the potential commercialization of Provenge, we recently began investing in additional facilities and related operations in preparation for anticipated clinical and commercial manufacturing activities. In August 2005, we entered into an agreement to lease 158,242 square feet of commercial manufacturing space in Hanover, New Jersey. In November 2005, we entered into two construction related service agreements for this facility, one for general oversight and administration of construction activities for the facility and one for the design and construction of clean rooms, production modules, related corridors and ancillary systems for the facility. The build-out of the facility is expected to extend through mid-2006.

Corporate Information

We are a Delaware corporation originally formed in 1992 as Activated Cell Therapy, Inc. Our executive offices are located at 3005 First Avenue, Seattle, Washington, 98121, and our telephone number is (206) 256-4545. Our website address is www.dendreon.com. Information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

The Offering

Common stock offered by us	10,000,000 shares

Common stock to be outstanding after this offering	69,355,141 shares

Use of proceeds

We intend to use the net proceeds of this offering to finance our activities relating to the potential commercialization of Provenge; prepare and submit a BLA for Provenge; outfit our manufacturing facilities for the production of Provenge; fund ongoing and new clinical trials for Provenge and our other product candidates; support research and preclinical development activities for our potential product candidates, and for general corporate purposes, including working capital.

Dividend policy	We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying cash dividends in the foreseeable future.

Nasdaq National Market Symbol	DNDN

The number of shares of our common stock to be outstanding after this offering is based upon the number of our shares outstanding as of September 30, 2005 and excludes:

•	up to 5,645,370 shares that may be issued upon the exercise of options outstanding, as of November 22, 2005, granted pursuant to our stock option plans at a weighted average exercise price of $8.68 per share;

•	up to 19,688 shares that may be issued upon exercise of warrants outstanding, as of November 22, 2005, at a weighted average exercise price of $14.73 per share; and

•	up to 1,500,000 shares of common stock to be sold by us if the underwriters exercise their option to purchase additional shares in full.

Risk Factors

For a discussion of certain risk factors that should be considered before making an investment in our common stock, see “Risk Factors” on page S-8 of this prospectus supplement and in our periodic reports filed with the Securities and Exchange Commission (SEC).

Summary Consolidated Financial Data

The tables below present summary consolidated statements of operations and balance sheet data. The summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements for those periods. The summary consolidated financial data for the nine months ended September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements for those periods. This information is only a summary and should be read in conjunction with our historical consolidated financial statements and related notes contained in our annual reports, quarterly reports and recent current reports on file with the SEC and incorporated by reference into this prospectus supplement and the accompanying prospectus. Historical financial results may not be indicative of our future performance and interim results may not be reflective of the results for the fiscal year. The summary consolidated balance sheet data has also been presented on an “As Adjusted” basis to give effect to our receipt of the estimated net proceeds from the sale of 10,000,000 shares of common stock at the offering price of $4.50 per share, less the underwriters’ discounts and commissions, and estimated offering expenses payable by us.

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share data)			(unaudited)
Consolidated Statement Of Operations Data:

Revenue	$15,269	$27,041	$5,035	$4,960	$173
Operating expenses:
Research and development	32,599	38,883	64,390	46,147	45,376
Acquired in-process research and development	—	2,762	—	—	—
General and administrative	7,870	12,363	18,839	15,085	12,323
Marketing	719	598	2,198	1,263	2,722

Total operating expenses	41,188	54,606	85,427	62,495	60,421

Loss from operations	(25,919)	(27,565)	(80,392)	(57,535)	(60,248)
Interest income	1,803	1,271	4,135	2,983	3,816
Interest expense	(353)	(438)	(255)	(220)	(276)
Other expense	—	—	(200)	(290)	—

Loss before income taxes	(24,469)	(26,732)	(76,802)	(55,062)	(56,708)
Foreign tax benefit (expense)	(200)	(1,761)	1,562	1,562	—

Net loss	$(24,669)	$(28,493)	$(75,240)	$(53,500)	$(56,708)

Basic and diluted net loss per share	$(0.96)	$(0.82)	$(1.32)	$(0.95)	$(0.96)

Shares used in computation of basic and diluted net loss per share	25,576	34,664	57,103	56,513	59,234

	As of September 30, 2005
	Actual	As Adjusted
	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short- and long-term investments	$134,573	$176,473
Working capital	104,015	145,915
Total assets	164,047	205,947
Accumulated deficit	(275,904)	(275,904)
Total stockholders’ equity	$144,138	$186,038

FORWARD LOOKING STATEMENTS

Some of the statements contained in this prospectus supplement or incorporated by reference into this prospectus supplement are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	the investment of significant resources in the preparation and submission of a BLA for Provenge;

•	our ability to complete and achieve positive results in ongoing and new clinical trials;

•	having adequate financial resources and access to capital to fund development and commercialization of Provenge and our other potential product candidates;

•	our ability to obtain regulatory approval for our products that are under development and to comply with existing and future regulations affecting our business;

•	our ability to successfully commercialize our products that are under development and develop the infrastructure necessary to support commercialization if regulatory approvals are received;

•	our ability to successfully manufacture Provenge and other product candidates in necessary quantities with required quality;

•	our dependence on single-source vendors for some of the components used in our product candidates, including the Antigen Delivery Cassette for Provenge;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	our dependence on our intellectual property and ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the effect that any intellectual property litigation or product liability claims may have on our business and operating and financial performance;

•	our expectations and estimates concerning our future operating and financial performance;

•	the impact of competition and technological change on our business;

•	our ability to recruit and retain key personnel;

•	our ability to enter into future collaboration agreements;

•	anticipated trends in our business and the biotechnology industry generally; and

•	other factors set forth under “Factors that Could Affect Our Results of Operations and Financial Condition” contained in our most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q and in our future filings made with the SEC, which are incorporated by reference into this prospectus supplement, and the risk factors set forth in this prospectus supplement.

In addition, in this prospectus supplement and the documents incorporated by reference into this prospectus supplement, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, future financial or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

RISK FACTORS

You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus supplement before purchasing our common stock. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities markets and ownership of our common stock. Additional risks and uncertainties not presently known to us, or risks that we currently consider immaterial, may also impair our operations or results. If any of the following risks actually occurs, we may not be able to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In that case, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to our Clinical and Commercialization Pursuits

Our near-term prospects are highly dependent on Provenge, our lead product candidate. If we fail to obtain FDA approval for Provenge or fail to successfully commercialize Provenge, our business would be harmed and our stock price would likely decline.

Our most advanced product candidate is Provenge, an active immunotherapy for prostate cancer. FDA approval of Provenge depends on, among other things, our successful preparation and submission of a BLA based on the data from our completed Phase 3 clinical trials, manufacturing protocol and controls, and composition of the product and the FDA finding the data sufficient to support approval. We plan to submit a BLA for Provenge based primarily on the demonstration of a survival benefit over placebo with asymptomatic, metastatic androgen-independent prostate cancer in a Phase 3 study as well as supportive evidence on survival from another Phase 3 study. Although the FDA has indicated that the survival benefit observed in the D9901 study in conjunction with the supportive data obtained from study D9902A and the absence of significant toxicity in both studies is sufficient to serve as the clinical basis of a BLA submission for Provenge, the FDA may ultimately determine the data from these two studies fails to provide sufficient evidence of efficacy for Provenge and may require that we provide data from ongoing clinical trials, or commence additional trials to provide further supporting clinical data and/or testing in a wider patient population. Survival was not originally a primary or secondary endpoint in either of these studies. Neither study achieved statistical significance on its prespecified primary endpoint, time to disease progression. In addition, our D9902A Phase 3 study did not show a statistically significant improvement in survival over placebo in a log-rank analysis.

We might experience material delays in preparing and submitting the BLA for Provenge. For example, the chemistry, manufacturing and controls (CMC) portion of our BLA is dependent on the readiness of our manufacturing facility in New Jersey, as well as approval of the facility of Diosynth RTP, Inc., our third-party component manufacturer for the Antigen Delivery Cassette used in the preparation of Provenge. Difficulties or delays in qualification of these facilities, or in the manufacture or supply of necessary components for the manufacture of Provenge could significantly delay the application process for our BLA. Even if we receive FDA approval, we might not be successful in commercializing Provenge. If any of these things occur, our business would be harmed and the price of our common stock would likely decline.

Provenge and our other product candidates are based on novel technologies, which may raise new regulatory issues that could delay or make FDA approval more difficult.

The process of obtaining required FDA and other regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Provenge and our other investigational active immunotherapies are novel; therefore, regulatory agencies may lack experience with them, which may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of Provenge and our other active immunotherapy products under development.

To date, the FDA has not approved for commercial sale in the United States any active immunotherapy designed to stimulate an immune response against cancer. Consequently, there is no precedent for the successful commercialization of products based on our technologies in this area. In addition, we have had only limited experience in filing and pursuing the applications necessary to gain regulatory approvals for marketing and commercial sale, which may impede our ability to obtain FDA approvals. We will not be able to commercialize any of our potential products until we obtain FDA approval.

If testing of a particular product candidate does not yield successful results, then we will be unable to commercialize that product.

Our product candidates in clinical trials must meet rigorous testing standards. We must demonstrate the safety and efficacy of our potential products through extensive preclinical and clinical testing. Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards, or IRBs, and must meet the requirements of these authorities in the United States, including those for informed consent and good clinical practices. We may not be able to comply with these requirements, which could disqualify completed or ongoing clinical trials. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of Provenge or our other product candidates, including the following:

•	safety and efficacy results from human clinical trials may show the product candidate to be less effective or safe than desired or those results may not be replicated in later clinical trials;

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	after reviewing relevant information, including preclinical testing or human clinical trial results, we or our collaborators may abandon or substantially restructure projects that we might previously have believed to be promising;

•	we, our collaborators or the FDA may suspend or terminate clinical trials if the participating patients are being exposed to unacceptable health risks or for other reasons; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects or other characteristics that interrupt, delay or cause us, our collaborators or the FDA to halt clinical trials or cause the FDA or foreign regulatory authorities to deny approval of the product candidate for any or all target indications.

Data from our clinical trials may not be sufficient to support approval by the FDA for Provenge or our other product candidates. The clinical trials of Provenge or our other product candidates may not be completed as or when planned, and the FDA may not approve any of our product candidates for commercial sale. If we fail to demonstrate the safety or efficacy of a product candidate to the satisfaction of the FDA, this will delay or prevent regulatory approval of that product candidate. Therefore, any delay in obtaining, or inability to obtain, FDA approval of any of our product candidates could materially harm our business and cause our stock price to decline.

The FDA or its Advisory Committee may determine our clinical trials data regarding safety or efficacy are insufficient for regulatory approval.

We discuss with and obtain guidance from regulatory authorities on certain of our clinical development activities. These discussions are not binding obligations on the part of regulatory authorities. Under certain circumstances, regulatory authorities may revise or retract previous guidance during the course of our clinical activities or after the completion of our clinical trials. The FDA may also disqualify a clinical trial in whole or in part from consideration in support of approval of a potential product for commercial sale or otherwise deny approval of that product. Even if we obtain successful clinical safety and efficacy data, we may be required to conduct additional, expensive trials to obtain regulatory approval. Prior to regulatory approval, the FDA may elect to obtain advice from outside experts regarding scientific issues and/or marketing applications under FDA review. These outside experts are convened through FDA’s Advisory Committee process. An Advisory Committee will report to the FDA and make recommendations. Views of the Advisory Committee may differ from those of the FDA. We will not know whether Provenge will be reviewed by an Advisory Committee until sometime during the FDA’s review of our BLA for Provenge. If Provenge is reviewed by an Advisory Committee, we may experience delays in obtaining approval by the FDA because of the time associated with the Advisory Committee’s process, or we may not obtain approval of the BLA from the FDA because the Advisory Committee advises against it.

We may take longer to complete our clinical trials than we project, or we may not be able to complete them at all.

A number of factors, including unexpected delays in the initiation of clinical sites, slower than projected enrollment, competition with ongoing clinical trials and scheduling conflicts with participating clinicians, regulatory requirements, limits on manufacturing capacity and failure of a product candidate to meet required standards for administration to humans may cause significant delays in the completion of our clinical trials. In addition, it may take longer than we project to achieve study endpoints and complete data analysis for a trial. Even if our product candidates proceed successfully through clinical trials and receive regulatory approval, there is no guarantee that an approved product can be manufactured in commercial quantities at reasonable cost or that such a product will be successfully marketed.

We rely on academic institutions, physician practices and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our product candidates. We have less control over the timing and other aspects of these clinical trials than if we conducted the monitoring and supervision entirely on our own. Third parties may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with a clinical trial protocol or applicable regulations. We also rely on clinical research organizations to perform much of our data management and analysis. They may not provide these services as required or in a timely manner.

If we fail to commence or complete, or experience delays in, any of our other present or planned clinical trials, our ability to conduct our business as currently planned could materially suffer. Our development costs will increase if we experience delays in our ability to submit a BLA for Provenge, or if we are required to complete additional or larger clinical trials for Provenge prior to FDA approval or with respect to other product candidates. If the delays or costs are significant, our financial results and our ability to commercialize Provenge or our other product candidates will be adversely affected.

If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.

Clinical trials for our product candidates may require that we identify and enroll a large number of patients with the disease under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. We have in the past experienced some difficulty in enrollment in our clinical trials due to the criteria specified for eligibility for these trials, and may encounter these difficulties in our ongoing clinical trials for Provenge or our other product candidates.

Patient enrollment is affected by factors including:

•	design of the trial protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the product candidate under study;

•	availability of competing therapies and clinical trials;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians;

•	the ability to monitor patients adequately during and after treatment; and

•	proximity and availability of clinical trial sites for prospective patients.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing or planned clinical trials, either of which would have a negative effect on our business.

We must expand our operations to commercialize our products, which we may not be able to do.

We will need to expand and effectively manage our operations and facilities and develop the necessary infrastructure to commercialize Provenge and pursue development of our other product candidates. We will need to add manufacturing capabilities, information technology systems, a distribution network and personnel related to these functions. We have recently entered into an agreement to lease a facility in New Jersey that will provide manufacturing capabilities and related supporting facilities, as well as clean rooms, the build-out of which is estimated to extend through mid-2006. This facility will be inspected by the FDA as part of the BLA review. We expect to invest at least $30 million in construction and build-out costs for the facility. We will also need to add quality control, quality assurance, marketing and sales personnel, and personnel in all other areas of our operations, which may strain our existing managerial, operational, financial and other resources. Our failure to ready our manufacturing facilities on a timely basis during 2006 could delay our submission of the CMC (chemistry, manufacturing and controls) portion of our BLA and effect the overall timing of the submission of a completed BLA.

We have no experience in commercial-scale manufacturing, the installation and management of large-scale information technology systems, or the management of a large-scale distribution network. We also have no experience in sales, marketing or distribution of products in commercial quantities. As we begin to build our sales capability in anticipation of the approval and commercial launch of Provenge, we may be unable to successfully recruit an adequate number of qualified sales representatives or retain a third party to provide sales, marketing or distribution resources.

If we fail to manage our growth effectively, recruit required personnel or expand our operations within our planned time and budget, our product development and commercialization efforts for Provenge or our other product candidates could be curtailed or delayed.

Risks Relating to our Financial Position and Need for Additional Financing

We have a history of operating losses. We expect to continue to incur losses for the near future, and we may never become profitable.

As of September 30, 2005, we had an accumulated deficit of $275.9 million. We do not have any products that generate revenue from commercial product sales. Operating losses have resulted principally from costs incurred in pursuing our research and development programs, clinical trials, manufacturing, marketing and general and administrative expenses in support of operations. We do not expect to achieve commercial product sales for the next few years, and we may never achieve these goals. We expect to incur additional operating losses over the next few years, and these losses may increase significantly as we continue preclinical research and clinical trials, apply for regulatory approvals, expand our operations and develop the manufacturing and marketing infrastructure to support commercialization of Provenge and our other potential product candidates. These losses have caused and may continue to cause our stockholders’ equity and working capital to decrease.

We may not be successful in commercializing any of our product candidates, and our operations may not be profitable even if any of our product candidates are commercialized.

We are likely to require additional funding, and our future access to capital is uncertain.

It is expensive to develop and commercialize cancer immunotherapy, monoclonal antibody and small molecule product candidates. We plan to continue to simultaneously conduct clinical trials and preclinical research for a number of product candidates. Our product development efforts may not lead to commercial products, either because our product candidates fail to be found safe or effective in clinical trials or because we lack the necessary financial or other resources or relationships to pursue our programs through commercialization. Even if commercialized, a product may not achieve revenues that exceed the costs of producing and selling it. Our capital and future cash flow may not be sufficient to support the expenses of our operations and we may need to raise additional capital depending on a number of factors, including the following:

•	timing of preparing and supporting a BLA for FDA approval of Provenge;

•	the costs of developing the manufacturing, marketing and other supporting resources and systems to support FDA approval of Provenge;

•	our timetable and costs for the development of marketing, manufacturing, information technology and other infrastructure and activities related to the commercialization of Provenge;

•	the rate of progress and cost of our research and development and clinical trial activities;

•	the amount and timing of payments we receive from collaborators or changes in or terminations of our existing collaboration and licensing arrangements;

•	the introduction of competing products and other adverse market developments; and

•	whether we enter into a collaboration for the commercialization of Provenge.

We may not be able to obtain additional financing on favorable terms or at all. If we are unable to raise additional funds, we may have to delay, reduce or eliminate some of our clinical trials and our development programs. If we raise additional funds by issuing equity securities, further dilution to our existing stockholders will result.

We may be required to, or elect to, issue additional shares of our common stock, which could result in further dilution to our existing stockholders.

Under our collaboration agreement with Genentech, Inc., if a specified milestone relating to trp-p8 is achieved, Genentech is obligated to purchase from us $2.5 million of our common stock. Our collaboration agreement with Abgenix, Inc. provides that in the event the parties elect to expand the research program covered by that agreement, Abgenix would be obligated to make a $5 million equity investment in us through a purchase of our common stock. In connection with other collaborations that we may enter into in the future, we may issue additional shares of common stock or other equity securities, and the value of the securities issued may be substantial.

We may sell up to $150 million of our common stock under our outstanding shelf registration statement. Future sales under this or any future shelf registration statement will depend primarily on the market price of our common stock, the interest in our company by institutional investors and our cash needs. In addition, we may register additional shares with the SEC for sale in the future. Each of our issuances of common stock to investors under a registration statement or otherwise will proportionately decrease our existing stockholders’ percentage ownership of our total outstanding equity interests and may reduce our stock price.

Risks Related to Regulation of our Industry

The industry within which we operate and our business is subject to extensive regulation, which is costly, time consuming and may subject us to unanticipated delays.

Our business, including preclinical studies, clinical trials and manufacturing, is subject to extensive regulation by the FDA and comparable authorities outside the United States. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of a potential product. The FDA regulates preclinical studies under a series of regulations called the current Good Laboratory Practices. If we violate these regulations, the FDA, in some cases, may not accept the studies and require that we replicate those studies.

An investigational new drug application, or IND, must become effective before human clinical trials may commence. The investigational new drug application is automatically effective 30 days after receipt by the FDA unless, before that time, the FDA raises concerns or questions about the product’s safety profile or the design of the trials as described in the application. In the latter case, any outstanding concerns must be resolved with the FDA before clinical trials can proceed. Thus, the submission of an IND may not result in FDA authorization to commence clinical trials in any given case. After authorization is received, the FDA retains authority to place the IND, and clinical trials under that IND, on clinical hold. If we are unable to commence clinical trials or clinical trials are delayed indefinitely, we would be unable to develop our product candidates and our business would be materially harmed. Clinical trials must be conducted in accordance with Good Clinical Practices. The FDA will inspect clinical trial sites involved in our Phase 3 studies for compliance. If we or our clinical study sites fail to comply with these practices, the FDA may not accept data from those sites or studies.

Commercialization of our product candidates in the United States requires FDA approval, which may not be granted, and foreign commercialization requires similar approvals.

The FDA can delay, limit or withhold approval of a product candidate for many reasons, including the following:

•	a product candidate may not demonstrate sufficient safety in human trials or efficacy in treatment;

•	the FDA may interpret data from preclinical testing and clinical trials in different ways than we interpret the data or may require additional and/or different categories of data than what we obtained in our clinical trials;

•	the FDA may require additional information about the efficacy, safety, purity, stability, identity or functionality of a product candidate;

•	the FDA may not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators or contract manufacturers; and

•	the FDA may change its approval policies or adopt new regulations.

The FDA also may approve a product for fewer indications than are requested or may condition approval on the performance of post-approval clinical studies. Even if we receive FDA and other regulatory approvals, our products may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those products from the market. Any product and its manufacturer will continue to be subject to strict regulations after approval, including but not limited to, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping. Any problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market. The process of obtaining approvals in foreign countries is subject to delay and failure for many of the same reasons.

Failure to comply with foreign regulatory requirements governing human clinical trials and marketing approval for product candidates could prevent us from selling our products in foreign markets, which may adversely affect our operating results and financial condition.

The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement outside the United States vary greatly from country to country. The time required to obtain approvals outside the United States may differ from that required to obtain FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other countries or by the FDA and foreign regulatory authorities could require additional testing. Failure to comply with these regulatory requirements or obtain required approvals could impair our ability to develop foreign markets for our products and may have a material adverse effect on our results of operations and financial condition.

Even if approved, Provenge and any other product we may commercialize and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our products. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory, the FDA may withdraw marketing authorization or may condition continued marketing on commitments from us that may be expensive and/or time consuming to fulfill. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required.

The availability and amount of reimbursement for our product candidates and the manner in which government and private payers may reimburse for our potential products is uncertain.

We expect that many of the patients who seek treatment with Provenge or any other of our products that are approved for marketing will be eligible for Medicare benefits. Other patients may be covered by private health plans or uninsured. The application of existing Medicare regulations, and interpretive coverage and payment determinations to newly approved products, especially novel products such as ours, is uncertain, and those regulations and interpretive determinations are subject to change. The Medicare Prescription Drug, Improvement, and Modernization Act (Medicare Modernization Act), enacted in December 2003, provides for a change in reimbursement methodology that reduces the Medicare reimbursement rates for many drugs, including oncology therapeutics, which may adversely affect reimbursement for Provenge, if it is approved for sale, or our other product candidates. If we are unable to obtain or retain adequate levels of reimbursement from Medicare or from private health plans, our ability to sell Provenge and our other potential products will be adversely affected. Medicare regulations and interpretive determinations also may determine who may be reimbursed for certain services. This may adversely affect our ability to market or sell Provenge or our other potential products, if approved.

Federal, state and foreign governments continue to propose legislation designed to contain or reduce health care costs. Legislation and regulations affecting the pricing of products like our potential products may change further or be adopted before Provenge or any of our potential products are approved for marketing. Cost control initiatives by governments or third party payers could decrease the price that we receive for any one or all of our potential products or increase patient coinsurance to a level that makes Provenge and our other products under development unaffordable. In addition, government and private health plans persistently challenge the price and cost-effectiveness of therapeutic products. Accordingly, these third parties may ultimately not consider Provenge or any or all of our products under development to be cost-effective, which could result in products not being covered under their health plans or covered only at a lower price. Any of these initiatives or developments could prevent us from successfully marketing and selling any of our potential products. We are unable to predict what impact the Medicare Modernization Act or other future regulation or third party payer initiatives, if any, relating to reimbursement for Provenge or any of our other potential products will have on sales of Provenge or those other product candidates, if any of them are approved for sale.

Risks Relating to Manufacturing Activities

We have no commercial or other large-scale manufacturing experience.

To be successful, our product candidates must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements and at an acceptable cost. We have no commercial or other large-scale manufacturing experience. We currently rely on third parties for certain aspects of the commercial and clinical trial manufacture of Provenge, and its components and our other product candidates. We recently entered into a lease agreement for a facility in Hanover, New Jersey, which will include commercial manufacturing space. The build-out of this space will require a substantial investment and is expected to extend through mid-2006. We will also be required to hire and train a significant number of employees and comply with applicable regulations for these facilities, which are extensive. A limited number of contract manufacturers are capable of manufacturing the components of Provenge or the final manufacture of Provenge. If we cannot contract for large-scale manufacturing capabilities for components that we require on acceptable terms, or if we encounter delays or difficulties with manufacturers and cannot manufacture the contracted components or product candidate ourselves, we may not be able to conduct clinical trials as planned or to meet demand for Provenge, if it is approved, any of which could harm our business.

We will need to demonstrate that Provenge, manufactured at our new facility is comparable to Provenge used in clinical trials.

We have recently entered into a lease agreement for a facility in Hanover, New Jersey to provide capacity for commercial scale manufacturing for Provenge. In addition to increased production efforts, we may make manufacturing changes to the components or to the manufacturing process. These changes could result in delays in the development or regulatory approval of Provenge or in reduction or interruption of commercial sales, in the event Provenge is approved, any of which could materially harm our business. We will be required to demonstrate product comparability for each manufacturing site. We have not yet submitted a plan for carrying out this comparability testing to FDA. FDA may disagree with our plans or require substantial additional testing beyond what we propose. In addition, we may not be able to demonstrate product comparability to clinical trial materials.

We intend to rely on results of preclinical studies and clinical trials performed using the form of the product candidate produced using the prior formulation or production method or at the prior scale. Depending upon the type and degree of differences between manufacturing processes or component substitutions for a product candidate, we may be required to conduct additional studies or clinical trials to demonstrate that the new method(s) or substitute component or product candidate is sufficiently similar to the previously produced material.

We and our contract manufacturers are subject to significant regulation with respect to manufacturing of our products.

All of those involved in the preparation of a therapeutic drug for clinical trials or commercial sale, including our existing contract manufacturer for the Antigen Delivery Cassette used in Provenge, and clinical trial investigators, are subject to extensive regulation by the FDA. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with a series of complex regulations called current Good Manufacturing Practices, or cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Our facilities and quality systems and the facilities and quality systems of some or all of our third party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of FDA approval of Provenge or any of our other potential products. In addition, the FDA may, at any time, audit or inspect a manufacturing facility involved with the preparation of Provenge or our other potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. The FDA also may, at any time following approval of a product for sale, audit our manufacturing facilities or those of our third party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulation occurs independent of such an inspection or audit, we or the FDA may require remedial measures that may be costly and/or time consuming for us or a third party to implement and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could harm our business.

If we make changes in our manufacturing processes for a product candidate, or change components of a drug, the FDA and corresponding foreign authorities may require us to demonstrate that the changes have not caused the product candidate to differ significantly from that previously produced. Expansion of our production capabilities or facilities might also require reexamination of our manufacturing processes.

We must rely at present on relationships with third-party contract manufacturers which will limit our ability to control the availability of, and manufacturing costs for, our product candidates in the near-term.

We will rely upon contract manufacturers for components of Provenge for commercial sale, if it is approved for sale. We have contracts with contract manufacturers for commercial level production for some, but not all, of these components. While we plan to negotiate contracts for commercial level production with contract manufacturers for all components that we do not produce ourselves, there is no assurance that we will be able to do so on acceptable terms or at all. Failure to negotiate such contracts and to maintain sufficient capacity under these arrangements for manufacturing needs could cause inventory shortfalls, and delay or prevent the successful commercialization of Provenge.

In addition, problems with any of our or our contract manufacturers’ facilities or processes could result in failure to produce or a delay in production of adequate supplies of antigen, components or finished Provenge. This could delay or reduce commercial sales and harm our business. Any prolonged interruption in the operations of our or our contract manufacturers’ facilities could result in cancellation of shipments, loss of components in the process of being manufactured or a shortfall in availability of a product. A number of factors could cause interruptions, including the inability of a supplier to provide raw materials, equipment malfunctions or failures, damage to a facility due to natural disasters, changes in FDA regulatory requirements or standards that require modifications to our manufacturing processes, action by the FDA or by us that results in the halting or slowdown of production of components or finished product due to regulatory issues, a contract manufacturer going out of business or failing to produce product as contractually required or other similar factors. Because manufacturing processes are highly complex and are subject to a lengthy FDA approval process, alternative qualified production capacity may not be available on a timely basis or at all. Difficulties or delays in our contract manufacturers’ manufacturing and supply of components could delay completion of our BLA submission and clinical trials, increase our costs, damage our reputation and, for Provenge, if it is approved for sale, cause us to lose revenue or market share if we are unable to timely meet market demands.

If our contract manufacturers are not in compliance with regulatory requirements at any stage, including post-marketing approval, we may be fined, forced to remove a product from the market and/or experience other adverse consequences, including delays, which could materially harm our financial results.

We depend on Diosynth RTP, Inc. to manufacture the Antigen Delivery Cassette used in the production of Provenge.

We have contracted with Diosynth RTP, Inc. to produce the Antigen Delivery Cassette used in the preparation of Provenge, which relationship is not readily replaceable. We are currently in discussions with Diosynth regarding a commercial production level supply agreement, which would scale up production under this relationship to commercial manufacturing levels. We currently do not have a long term contract for production of the Antigen Delivery Cassette, which we are not presently able to manufacture ourselves in commercial quantities. There is no assurance that we will be able to negotiate an acceptable agreement with Diosynth or another party on acceptable terms or at all. Failure to successfully negotiate such an agreement could delay or impede the commercialization of Provenge.

We use hazardous materials in our business and must comply with environmental laws and regulations, which can be expensive.

Our operations produce hazardous waste products, including chemicals and radioactive and biological materials. We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials complies with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. We generally contract with third parties for the disposal of such substances, and store our low level radioactive waste at our facilities until the materials are no longer considered radioactive. We may be required to incur further costs to comply with current or future environmental and safety regulations. In addition, in the event of accidental contamination or injury from these materials, we could be held liable for any damages that result and any such liability could exceed our resources.

Risks from Competitive Factors

Our competitors may develop and market products that are less expensive, more effective, safer or reach the market sooner, which may diminish or eliminate the commercial success of any products we may commercialize.

Competition in the cancer therapeutics field is intense and is accentuated by the rapid pace of advancements in product development. We anticipate that we will face increased competition in the future as new companies enter our markets. Some competitors are pursuing a product development strategy competitive with ours. Certain of these competitive products may be in a more advanced stage of product development and clinical trials. In addition, we compete with other clinical-stage companies and institutions for clinical trial participants, which could reduce our ability to recruit participants for our clinical trials. Delay in recruiting clinical trial participants could adversely affect our ability to bring a product to market prior to our competitors. Further, research and discoveries by others may result in breakthroughs that render Provenge or our other potential products obsolete even before they begin to generate any revenue.

There are products currently under development by others that could compete with Provenge or other products that we are developing. For example, AVI BioPharma, Inc., Cell Genesys, Inc. and Therion Biologics Corporation are developing prostate cancer therapeutics that could potentially compete with Provenge. AVI BioPharma, Inc. and Therion Biologics Corporation are in Phase 2 clinical trials of their prostate cancer immunotherapies. Cell Genesys, Inc. has initiated Phase 3 clinical trials of its prostate cancer immunotherapy. Other products such as chemotherapeutics, antisense compounds, angiogenesis inhibitors and gene therapies for cancer are also under development by a number of companies and could potentially compete with Provenge and our other product candidates. A chemotherapy drug, Taxotere®, was approved by the FDA in 2004 for the treatment of metastatic androgen-independent prostate cancer.

Some of our competitors in the cancer therapeutics field have substantially greater research and development capabilities and manufacturing, marketing, financial and managerial resources than we do. In addition, our competitors may obtain patent protection or FDA approval and commercialize products more rapidly than we do, which may impact future sales of our products. If we are permitted by the FDA to commence commercial sales of products, we will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which we have limited or no experience. We expect that competition among products approved for sale will be based, among other things, on product efficacy, price, safety, reliability, availability, patent protection, and sales, marketing and distribution capabilities. Our profitability and financial position will suffer if our products receive regulatory approval, but cannot compete effectively in the marketplace.

Our products may not be accepted in the marketplace, and we may therefore not be able to generate significant revenue, if any.

Even if Provenge or any of our other potential products is approved and sold, physicians and the medical community may not ultimately use it or may use it only in applications more restricted than we expect. Our products, if successfully developed, will compete with a number of traditional products and immunotherapies manufactured and marketed by major pharmaceutical and other biotechnology companies. Our products will also compete with new products currently under development by such companies and others. Physicians will only prescribe a product if they determine, based on experience, clinical data, side effect profiles and other factors, that it is beneficial and preferable to other products currently in use. Many other factors influence the adoption of new products, including marketing and distribution restrictions, course of treatment, adverse publicity, product pricing, the views of thought leaders in the medical community, and reimbursement by government and private third party payers.

Failure to retain key personnel could impede our ability to develop our products and to obtain new collaborations or other sources of funding.

We depend, to a significant extent, on the efforts of our key employees, including senior management and senior scientific, clinical, regulatory and other personnel. The development of new therapeutic products requires expertise from a number of different disciplines, some of which are not widely available. We depend upon our scientific staff to discover new product candidates and to develop and conduct preclinical studies of those new potential products. Our clinical and regulatory staff is responsible for the design and execution of clinical trials in accordance with FDA requirements and for the advancement of our product candidates toward FDA approval and submission of data supporting approval. The quality and reputation of our scientific, clinical and regulatory staff, especially the senior staff, and their success in performing their responsibilities, may directly influence the success of our product development programs. In addition, our Chief Executive Officer and other executive officers are involved in a broad range of critical activities, including providing strategic and operational guidance. The loss of these individuals, or our inability to retain or recruit other key management and scientific, clinical, regulatory and other personnel, may delay or prevent us from achieving our business objectives. We face intense competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations.

Risks Relating to Collaboration Arrangements

If we fail to enter into any needed collaboration agreements for our product candidates, we may be unable to commercialize them effectively or at all.

To successfully commercialize Provenge, we will need substantial financial resources and we will need to develop or access expertise and physical resources and systems, including building out our manufacturing facilities, a distribution network, an information technology platform and sales and marketing and other resources that we currently do not have or may just in be in the process of developing. We may elect to develop some or all of these physical resources and systems and expertise ourselves or we may seek to collaborate with another biotechnology or pharmaceutical company that can provide some or all of such physical resources and systems as well as financial resources and expertise. Such collaborations are complex and any potential discussions may not result in a definitive agreement for many reasons. For example, whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration, and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of our Provenge clinical trials, the potential market for

Provenge, the costs and complexities of manufacturing and delivering Provenge to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. If we were to determine that a collaboration for Provenge is necessary and were unable to enter into such a collaboration on acceptable terms, we might elect to delay or scale back the commercialization of Provenge in order to preserve our financial resources or to allow us adequate time to develop the required physical resources and systems and expertise ourselves.

If we enter into a collaboration agreement we consider acceptable, the collaboration may not proceed as quickly, smoothly or successfully as we plan. The risks in a collaboration agreement for Provenge include the following:

•	the collaborator may not apply the expected financial resources or required expertise in developing the physical resources and systems necessary to successfully commercialize Provenge;

•	the collaborator may not invest in the development of a sales and marketing force and the related infrastructure at levels that ensure that sales of Provenge reach their full potential;

•	disputes may arise between us and a collaborator that delay the commercialization of Provenge or adversely affect its sales or profitability; or

•	the collaborator may independently develop, or develop with third parties, products that could compete with Provenge.

With respect to a collaboration for Provenge or any of our other product candidates, we are dependent on the success of our collaborators in performing their respective responsibilities and the continued cooperation of our collaborators. Our collaborators may not cooperate with us to perform their obligations under our agreements with them. We cannot control the amount and timing of our collaborators’ resources that will be devoted to activities related to our collaborative agreements with them. Our collaborators may choose to pursue existing or alternative technologies in preference to those being developed in collaboration with us. Disputes may arise between us and our collaborators that delay the development and commercialization of our product candidates. In addition, a collaborator for Provenge may have the right to terminate the collaboration at its discretion. Any termination may require us to seek a new collaborator, which we may not be able to do on a timely basis, if at all, or require us to delay or scale back the commercialization efforts. The occurrence of any of these events could adversely affect the commercialization of Provenge and harm our business and stock price by delaying the date on which sales of the product may begin, if it is approved by the FDA, by slowing the pace of growth of such sales, by reducing the profitability of the product or by adversely affecting the reputation of the product in the market.

We have existing collaboration agreements that may not achieve the desired results, or could terminate abruptly.

We have a collaboration with Genentech, Inc. for the research, development and commercialization of potential therapies targeting trp-p8. We also have collaborations with Abgenix, Inc. for the research, development and commercialization of monoclonal antibodies for a selected antigen from our portfolio of serine proteases, and Dyax Corp. for the research, development and commercialization of cancer therapeutics focused on serine protease inhibitors. It is possible that we could encounter difficulties with these collaborators in the future that could have a material adverse effect on our business.

Risks in Protecting our Intellectual Property

If we are unable to protect our proprietary rights or to defend against infringement claims, we may not be able to compete effectively or operate profitably.

We invent and develop technologies that are the basis for or incorporated in our potential products. We protect our technology through United States and foreign patent filings, trademarks and trade secrets. We have a number of issued patents, and applications for U.S. and foreign patents in various stages of prosecution. We expect that we will continue to file and prosecute patent applications and that our success depends in part on our ability to establish and defend our proprietary rights in the technologies that are the subject of issued patents and patent applications.

The fact that we have filed a patent application or that a patent has issued, however, does not ensure that we will have meaningful protection from competition with regard to the underlying technology or product. Patents, if issued, may be challenged, invalidated, declared unenforceable or circumvented. In addition, our pending patent applications as well as those we may file in the future may not result in issued patents. Patents may not provide us with adequate proprietary protection or advantages against competitors with, or who could develop, similar or competing technologies or who could design around our patents.

We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by using confidentiality agreements. Our policy is to require our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific limited circumstances. We also require signed confidentiality agreements from companies that receive our confidential data. For employees, consultants and contractors, we require confidentiality agreements providing that all inventions conceived while rendering services to us shall be assigned to us as our exclusive property. It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or unpatentable know-how will otherwise become known to or be independently developed by competitors.

From time to time, we have received invitations to license third party patents. We are also subject to the risk of claims, whether meritorious or not, that our immunotherapy candidates infringe or misappropriate third party intellectual property rights. If we are found to infringe or misappropriate third party intellectual property, we could be required to seek a license or discontinue our products or cease using certain technologies or delay commercialization of the affected product(s), and we could be required to pay substantial damages, which could materially harm our business.

We may be subject to litigation that will be costly to defend or pursue and uncertain in its outcome.

Our business may bring us into conflict with our licensees, licensors or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us. That litigation is likely to be expensive and may require a significant amount of management’s time and attention, at the expense of other aspects of our business.

Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a disadvantage in defending our intellectual property rights and in defending against claims that our immunotherapy candidates infringe or misappropriate third party intellectual property rights. Even if we are able to defend our position, the cost of doing so may adversely affect our profitability. We have not yet experienced patent litigation. This may reflect, however, the fact that we have not yet commercialized any products. We may in the future be subject to such litigation and may not be able to protect our intellectual property at a reasonable cost if such litigation is initiated. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business.

We are exposed to potential product liability claims, and insurance against these claims may not be available to us at a reasonable rate in the future.

Our business exposes us to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. We have clinical trial insurance coverage, and we intend to obtain commercial product liability insurance coverage in the future. However, this insurance coverage may not be adequate to cover claims against us or available to us at an acceptable cost, if at all. Regardless of their merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

Risks Relating to an Investment in Our Common Stock

Market volatility may affect our stock price, and the value of your investment in our common stock may be subject to sudden decreases.

The trading price for our common stock has been, and we expect it to continue to be, volatile. The price at which our common stock trades depends on a number of factors, including the following, many of which are beyond our control:

•	timing and outcome of FDA review of our product development activities and our BLA for Provenge that we intend to submit;

•	preclinical and clinical trial results;

•	our historical and anticipated operating results, including fluctuations in our financial and operating results;

•	changes in government regulations affecting product approvals, reimbursement or other aspects of our or our competitors’ businesses;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	developments concerning our key personnel and intellectual property rights;

•	announcements regarding significant collaborations or strategic alliances;

•	publicity regarding actual or potential performance of products under development by us or our competitors;

•	market perception of the prospects for biotechnology companies as an industry sector; and

•	general market and economic conditions.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations. These broad market fluctuations may lower the market price of our common stock and affect the volume of trading in our stock. The high and low intraday prices per share of our common stock on the Nasdaq National Market were $10.50 and $4.01 respectively in 2003, $16.72 and $7.23 respectively in 2004 and $11.04 and $4.31 during the nine months ended September 30, 2005. The average daily trading volume of our common stock on the Nasdaq National Market was 669,347 shares in 2003, 1,344,235 shares in 2004 and 1,353,734 shares during the nine months ended September 30, 2005. During periods of stock market price volatility, share prices of many biotechnology companies have often fluctuated in a manner not necessarily related to their individual operating performance. Accordingly, our common stock may be subject to greater price volatility than the stock market as a whole.

Anti-takeover provisions in our charter documents and under Delaware law and our stockholders’ rights plan could make an acquisition of us, which may be beneficial to our stockholders, more difficult.

Provisions of our certificate of incorporation and bylaws will make it more difficult for a third party to acquire us on terms not approved by our board of directors and may have the effect of deterring hostile takeover attempts. Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock, of which 1,000,000 shares have been designated as “Series A Junior Participating Preferred Stock,” and to fix the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of our common stock will be subject to, and may be junior to the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could reduce the voting power of the holders of our common stock and the likelihood that common stockholders will receive payments upon liquidation.

In addition, our certificate of incorporation divides our board of directors into three classes having staggered terms. This may delay any attempt to replace our board of directors. We have also implemented a stockholders’ rights plan, also called a poison pill, which would substantially reduce or eliminate the expected economic benefit to an acquirer from acquiring us in a manner or on terms not approved by our board of directors. These and other impediments to a third party acquisition or change of control could limit the price investors are willing to pay in the future for shares of our common stock. Our board of directors adopted a Change of Control Executive Severance Plan providing severance benefits for participants in the event that their employment terminates involuntarily without cause or for good reason within twelve months after a change of control of us. This plan could affect the terms of a third party acquisition.

We are also subject to provisions of Delaware law that could have the effect of delaying, deferring or preventing a change in control of our company. One of these provisions prevents us from engaging in a business combination with any interested stockholder for a period of three years from the date the person becomes an interested stockholder, unless specified conditions are satisfied.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively.

We currently intend to use the net proceeds from the sale of the common stock by us to finance our activities relating to the potential commercialization of Provenge, prepare and submit a BLA for Provenge; outfit our manufacturing facilities for the production of Provenge; fund ongoing and new clinical trials for Provenge and our other product candidates; support research and preclinical development activities for our potential product candidates, and for general corporate purposes, including working capital. However, our management will have broad discretion as to the application of the net proceeds received by us and could use them for purposes other than those contemplated at the time of this offering, including, for example, in-licensing or acquisitions of complementary companies. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds received by us. Moreover, our management may use the net proceeds received by us for corporate purposes that may not increase our profitability or our market value.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $41.9 million ($48.2 million if the underwriters’ option to purchase additional shares is exercised in full), after payment of underwriting discounts and commissions and estimated expenses of this offering.

We intend to use the net proceeds of this offering to finance our activities relating to the potential commercialization of Provenge, prepare and submit a BLA for Provenge; outfit our manufacturing facilities for the production of Provenge; fund ongoing and new clinical trials for Provenge and our other product candidates; support research and preclinical development activities for our potential product candidates, and for general corporate purposes, including working capital.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock trades on the Nasdaq National Market under the symbol “DNDN.” The following table sets forth the range of high and low sales prices as reported by the Nasdaq National Market for the periods indicated.

	Price Range of Common Stock
	High	Low
Fiscal year ended December 31, 2003:

First Quarter	$7.20	$4.01
Second Quarter	9.56	4.53
Third Quarter	10.50	5.36
Fourth Quarter	9.76	6.84

Fiscal year ended December 31, 2004:

First Quarter	$15.88	$7.98
Second Quarter	16.72	9.34
Third Quarter	12.36	7.23
Fourth Quarter	13.36	7.52

Fiscal year ending December 31, 2005:

First Quarter	$11.04	$5.34
Second Quarter	6.48	4.31
Third Quarter	7.37	5.05
Fourth Quarter (through December 6, 2005)	7.00	5.26

On December 6, 2005, the last sales price of the common stock reported on the Nasdaq National Market was $5.38.

On November 18, 2005, the approximate number of holders of record of our common stock was 392.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our board of directors and will depend upon our financial condition, results of operations, capital requirements and other factors.

CAPITALIZATION

The following table sets forth our consolidated cash, cash equivalents and short- and long-term investments and capitalization as of September 30, 2005 on an actual basis, and on an “As Adjusted” basis, which reflects our sale of 10,000,000 shares of common stock at the offering price of $4.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of September 30, 2005 (unaudited)
	Actual	As Adjusted
	(In thousands, except share data)
Cash, cash equivalents and short- and long-term investments	$134,573	$176,473

Debt:
Capital lease obligations, less current portion	$2,332	$2,332

Stockholders’ equity:
Preferred stock, $.001 par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.001 par value, 150,000,000 shares authorized; 59,355,141 shares issued and outstanding, actual and 69,355,141 shares issued and outstanding, pro forma as adjusted	59	69
Additional paid-in capital	420,509	462,399
Deferred stock-based compensation	(139)	(139)
Accumulated other comprehensive loss	(387)	(387)
Accumulated deficit	(275,904)	(275,904)

Total stockholders’ equity	144,138	186,038

Total capitalization	$146,470	$188,370

BUSINESS

Overview

We are a biotechnology company focused on the discovery, development and commercialization of targeted therapies for cancer. Our mission is to develop innovative cancer treatments that significantly improve cancer treatment options for patients. Our product portfolio includes active immunotherapy, monoclonal antibody and small molecule product candidates to treat a wide range of cancers. Our most advanced product candidate is Provenge (sipuleucel-T), an active immunotherapy that has completed two Phase 3 trials for the treatment of asymptomatic, metastatic, androgen-independent prostate cancer. Prostate cancer is the most common non-skin cancer among men in the United States, with over one million men currently diagnosed with the disease, and the second leading cause of cancer deaths in men in the United States. Based upon the significant survival benefit seen in our completed studies for Provenge, we intend to submit a BLA to the FDA for Provenge on a rolling basis in 2006. We own worldwide commercialization rights for Provenge.

Product Candidates Overview

The following table summarizes the target indications and status of our product candidates in development.

Product Candidate	Target Indication(s)	Status

Product Candidates in Clinical Trials

Provenge (sipuleucel-T)

Androgen-independent prostate cancer

Androgen-independent prostate cancer

Androgen-independent prostate cancer

Androgen-dependent prostate cancer

Androgen-dependent prostate cancer

Androgen-dependent prostate cancer

Phase 3 (D9901) complete Phase 3 (D9902A) complete Phase 3 (D9902B) ongoing Phase 3 (P-11) ongoing Phase 2 (P-16) complete Phase 2 (D9905) complete

Neuvenge (lapuleucel-T)	Breast cancer Breast, ovarian and colon cancer	Phase 1 (2000-1) complete Phase 1 (2000-2) complete

Product Candidates in Research and Development

Immunotherapy Targets

Trp-p8 (in collaboration with Genentech)	Lung, breast, prostate and colon cancer	Preclinical
NY-ESO	Bladder, lung, breast, prostate and ovarian/uterine cancer and melanoma	Preclinical
CEA	Breast, lung and colon cancer	Preclinical
CA-9 (MN)	Kidney, colon and cervical cancer	Preclinical

Monoclonal Antibodies

Anti-Serine Proteases (in collaboration with Dyax)	Multiple cancers	Preclinical

Anti-Serine Protease (in collaboration with Abgenix)	Multiple cancers	Preclinical

Small Molecules

Trp-p8 (in collaboration with Genentech)	Lung, breast, prostate and colon cancer	Preclinical

Cancer Immunotherapies

Cancer is characterized by abnormal cells that proliferate uncontrollably and metastasize, or spread, throughout the body, producing deposits of tumor cells, called metastases. These proliferating cells form masses called tumors. As the tumors grow, they cause tissue and organ failure and, ultimately, death.

To be effective, cancer therapies must eliminate or control the growth of the cancer. Current therapies, such as surgery, radiation, hormone treatments and chemotherapy may not have the desired therapeutic effect and may result in significant side effects. Active immunotherapies stimulate the immune system, the body’s natural mechanism for fighting disease, and may overcome many of the limitations of current standard of care cancer therapies.

The Immune System

The immune system is composed of a variety of specialized cells. These cells recognize specific chemical structures, called antigens. Foreign antigens trigger an immune response that results in the eventual removal of disease-causing agents from the body.

The immune system recognizes and generates a strong response to hundreds of thousands of different foreign antigens. Tumors, however, frequently display antigens that are also found on normal cells. The immune system may not distinguish between tumors and normal cells and may be unable to mount a strong anti-cancer response. Tumors may also actively prevent the immune system from fully activating. We believe one key to directing the immune system to fight cancers is to modify, or engineer, tumor antigens so that they are recognized by the immune system and to manipulate immune system cells to stimulate a vigorous response.

An immune response is started by a specialized class of immune system cells called antigen-presenting cells. Antigen-presenting cells take up antigen from their surroundings and process the antigen into fragments that are recognized by specific classes of immune cells called lymphocytes. One category of lymphocytes, T-lymphocytes, or T-cells, combat disease by killing antigen-bearing cells directly. In this way, T-cells may eliminate cancers and virally infected tissue. T-cell immunity is also known as cell-mediated immunity and is commonly thought to be a key defense against tumors and cells chronically infected by viruses. Our active immunotherapies are designed to stimulate a T-cell response to cancer cells.

A second category of lymphocytes, B-lymphocytes or B-cells, produce specific antibodies when activated. The antibodies are secreted by B-cells and are extremely specific. Each antibody binds to and attacks one particular type of antigen expressed on a cell, interfering with that cell’s activity or causing cell death. Our monoclonal antibody product candidates are manufactured antibodies that share characteristics of naturally occurring antibodies. They may be created to recognize a specific antigen present on tumor cells, but not on healthy cells, and to bind to that antigen and cause the death of the tumor cell. Because each monoclonal antibody targets only cells expressing a specific antigen, healthy cells may be unaffected, and many of the harsh side effects of conventional cancer therapies avoided. Monoclonal antibodies may be used alone or coupled with drugs or radioisotopes in combination therapies that attack cancer cells in several ways.

Our Active Immunotherapy Approach

We combine our experience in antigen identification, antigen engineering and antigen-presenting cell processing to produce active immunotherapy products, which are designed to stimulate a robust T-cell immune response. We believe that our proprietary technology is applicable to many antigens of interest and therefore may be developed to target a variety of solid tumor and blood-borne malignancies.

Our approach to active immunotherapies is to:

•	identify or in-license antigens on cancer cells that are suitable targets for cancer therapy;

•	create proprietary, genetically engineered Antigen Delivery Cassettes that will be optimally processed by antigen-presenting cells; and

•	isolate antigen-presenting cells using proprietary methods and combine antigen-presenting cells and engineered antigens in vitro.

Antigen Identification. Our internal antigen discovery programs begin by identifying novel antigens expressed in specific tissues or in malignant cells. We consider the antigens that we find localized in diseased tissue as candidates for antigen engineering. We also consider antigens from external sources that meet these criteria. Our lead product candidate, Provenge, targets the prostate cancer antigen, prostatic acid phosphatase, or PAP, which is found in approximately 95% of all prostate cancers. The antigen target for Neuvenge, our active immunotherapy for breast, ovarian and other solid tumors, is HER2/neu. Through licenses, we have also acquired the opportunity to work with the tumor antigens designated carcinoembryonic antigen, carbonic anhydrase 9 and NY-ESO. We discovered the tumor antigen trp-p8, as to which we are presently working with Genentech, Inc. to utilize this protein for drug development.

Antigen Engineering. We engineer antigens to produce proprietary active immunotherapies. Our antigen engineering is designed to trigger and maximize cell-mediated immunity by augmenting the uptake and processing of the target antigen by antigen-presenting cells. We can affect the quality and quantity of the immune response that is generated by adding, deleting or modifying selected sequences of the antigen gene, together with inserting the modified antigen into our proprietary Antigen Delivery Cassette.

Our Antigen Delivery Cassette is a protein that enhances antigen binding and entry into antigen-presenting cells. The Antigen Delivery Cassette targets each engineered antigen to a receptor on antigen-presenting cells and provides a common key to unlock the potential of these cells to process antigen. The antigen-presenting cells process antigen along pathways that stimulate cell-mediated immunity. The antigen region of the Antigen Delivery Cassette gains access to processing by the antigen-presenting cell that would otherwise be denied to non-engineered antigen. We believe this process results in a potent cell-mediated immune response. Our Antigen Delivery Cassette technology also provides us with a foundation on which new proprietary antigens are built.

Active Immunotherapy Production and Delivery. Our manufacturing process incorporates two elements: the Antigen Delivery Cassette and antigen-presenting cells. To obtain antigen-presenting cells, we first arrange to have white blood cells removed from a patient’s blood through a standard blood collection process called leukapheresis. Antigen-presenting cells are then separated from other white blood cells using our proprietary cell separation technology. The antigen-presenting cells are then incubated with the required concentration of Antigen Delivery Cassette under controlled conditions. After approximately 40 hours, the antigen-presenting cells are ready to be used. We subject each dose to quality control testing, including identity, purity, potency, sterility and other safety testing. Our process requires less than three days from white blood cell collection to the administration of the active immunotherapy product candidate.

Provenge (sipuleucel-T)

Provenge is our most advanced product candidate using our active immunotherapy approach. In September 2005, we announced plans to submit a BLA to the FDA to market Provenge. The decision followed a meeting in which we reviewed safety and efficacy data with the FDA from our two completed Phase 3 clinical trials for Provenge, D9901 and D9902A. In these discussions the FDA agreed that the survival benefit observed in the D9901 study, in conjunction with the supportive data obtained from study D9902A and the absence of significant toxicity in both studies, is sufficient to serve as the clinical basis of a BLA submission for Provenge. The manufacturing process intended for FDA approval is consistent with that used to supply these studies, and the FDA agreed that no additional studies will be necessary from a chemistry, manufacturing and controls perspective for the BLA submission. Safety data from ongoing Phase 3 clinical trials for Provenge, D9902B and P-11, will be included in our BLA; however our BLA submission will not be required to include efficacy results from these studies. Provenge has Fast Track designation from the FDA for the treatment of asymptomatic, metastatic, androgen-independent prostate cancer patients. Under Fast Track, we are eligible to submit our BLA on a rolling basis. We intend to submit a BLA to the FDA for Provenge in 2006.

The following table summarizes the survival results of the Provenge studies:

	Study 1 (D9901) N = 127	Study 2 (D9902A) N = 98	Studies 1 and 2 Integrated N = 225
Median Survival in months:
Provenge	25.9	19.0	23.2
Placebo	21.4	15.7	18.9

Median Survival Benefit: % (months)	21% (4.5)	21% (3.3)	23% (4.3)

Hazard Ratio p-value (log rank)	1.7 p=0.010	1.3 p=0.331	1.5 p=0.011

Hazard Ratio p-value (Cox regression)	2.1 p=0.002	1.9 p=0.023	1.8 p=0.0006

36-Month Survival: % (patients)
Provenge	34% (28)	32% (21)	33% (49)
Placebo	11% (5)	21% (7)	15% (12)

Market for Provenge and Treatment Protocol

Our Provenge clinical studies have primarily targeted asymptomatic, metastatic, androgen-independent prostate cancer. Androgen-independent prostate cancer is an advanced stage of prostate cancer in which the tumor growth is no longer regulated by androgens, or male hormones. The American Cancer Society estimates that in 2005 approximately 232,000 new cases of prostate cancer will be diagnosed in the United States, and approximately 30,350 men are expected to die of prostate cancer.

Early-stage prostate cancer treatment generally involves surgery, radiation therapy or a combination of the two. Once the cancer becomes metastatic, or spreads outside the prostate gland, hormone ablation therapy is often used to try to control the cancer by limiting the supply of hormones that the cancer needs to grow. While most prostate cancer patients initially respond to hormone ablation therapy, the vast majority relapse after 18 to 24 months, becoming refractory to hormone treatment, or androgen-independent. For these androgen-independent patients, subsequent treatment involves a limited number of options, including chemotherapy and radiation therapy, which may not have the desired therapeutic effect and may result in significant side effects.

To be effective, cancer therapies must eliminate or control the growth of the cancer. Taxotere® is the only FDA-approved chemotherapy drug that has clinically demonstrated a survival benefit in androgen-independent prostate cancer patients. However, chemotherapy drugs are generally administered over the course of a number of months and are poorly tolerated due to significant side effects, including hair loss, fatigue, vomiting, and detrimental gastrointestinal effects.

We believe that Provenge addresses a significant unmet medical need for patients with asymptomatic, metastatic, androgen-independent prostate cancer and may provide considerable benefits compared to currently available treatment alternatives. The survival benefits shown in our completed Provenge Phase 3 clinical trials are greater than that observed to date in any published Phase 3 trial for men with asymptomatic, metastatic, androgen-independent prostate cancer. Provenge is administered over a four-week period consisting of three infusion treatments given on an outpatient basis each lasting about 30 to 60 minutes. Results from our Provenge clinical trials have shown that Provenge is generally well-tolerated with the most common side effects reported being fever and chills lasting for one to two days. The greater survival benefit in combination with these minimal side effects reflect a more favorable benefit-to-risk profile than experienced with the current standard of care.

Provenge Clinical Trials in Advanced Stage Prostate Cancer

Clinical Trial—D9901. In June 2001, we completed our first Phase 3 clinical trial of Provenge, D9901, which was a randomized double-blind placebo-controlled study in 127 men with asymptomatic, metastatic, androgen-independent prostate cancer. The trial was designed to measure a delay in time to disease progression. After disease progression, placebo patients were given the option to receive salvage therapy of Provenge on a separate open label study. The protocol for both trials required patients to be followed for survival for 36 months after enrollment. The results of the study approached, but did not meet the primary endpoint of showing a statistically significant delay in time to disease progression in the overall patient population in the study.

In early 2005, we announced that the data from the final 36-month follow-up of D9901 showed a statistically significant survival benefit in patients treated with Provenge. Survival was a pre-specified analysis at 36 months post-treatment. The final 36-month survival analysis showed a statistically significant survival benefit in the overall intent-to-treat population, defined as all patients randomized in the study. Patients receiving Provenge had a median survival of 25.9 months compared to 21.4 months for patients in the placebo arm, a 4.5 month, or 21%, improvement in median survival (p-value = 0.010, hazard ratio = 1.7). This hazard ratio implies that patients receiving placebo have a relative risk of dying that is 70% higher than those patients receiving Provenge. In addition, 34% of patients randomized to receive Provenge were alive at 36 months compared to 11% of patients randomized to receive placebo. A pre-specified Cox multivariate regression analysis, which adjusts for prognostic factors known to influence survival, was used to test the validity of the survival benefit seen in this study. The results showed that patients who received placebo had a relative risk of dying more than twice as high as that of patients who received Provenge (p-value = 0.002, adjusted hazard ratio = 2.1).

Clinical Trial—D9902A. D9902, our companion study to D9901, was stopped in 2002 after 98 of 120 patients were enrolled when the analysis of the completed D9901 trial showed that no statistically significant benefit in time to disease progression had been observed in the overall group, but that a benefit was seen in the subgroup of patients with Gleason scores of seven and less. We amended the D9902 protocol to bifurcate the study into our completed randomized D9902A Phase 3 trial consisting of the original 98 patients and our ongoing D9902B Phase 3 study, which was initially restricted to patients with Gleason scores of 7 or less, under a Special Protocol Assessment, or SPA.

In October 2005, we disclosed results from D9902A. Trial D9902A also did not meet its primary endpoint of showing a statistically significant delay in time to disease progression. However, in the D9902A study, the 36-month final survival analysis in the intent-to-treat population of the double-blind, placebo-controlled study of Provenge in 98 men with asymptomatic, metastatic, androgen-independent prostate cancer showed those patients who received Provenge had a median survival of 19.0 months compared to 15.7 months for patients in the placebo arm, a 3.3 month, or 21%, improvement in median survival (p-value = 0.331, hazard ratio = 1.3). A pre-specified Cox multivariate regression analysis of overall survival, which adjusted for the same prognostic factors utilized in the D9901 study, showed a statistically significant survival benefit (p-value = 0.023; adjusted hazard ratio = 1.9). The hazard ratio observed in this analysis was similar to that seen in our D9901 trial. In addition, at the 36-month final follow up, 32% of patients randomized to receive Provenge were alive compared to only 21% of patients randomized to receive placebo.

Our D9901 and D9902A trials were identical in design and had identical treatment regimens; therefore, an integrated analysis was performed for survival. The integrated analysis showed a statistically significant survival benefit in the overall intent-to-treat population of 225 patients. Those patients who received Provenge had a median survival of 23.2 months compared to 18.9 months for patients in the placebo arm (p-value = 0.011; hazard ratio = 1.5). The same Cox multivariate regression analysis used in our D9901 study was used on the integrated data for overall survival, which showed that the survival benefit was statistically significant (p-value = 0.0006; adjusted hazard ratio = 1.8). In addition, at the 36-month final follow up, 33% of patients randomized to receive Provenge were alive compared to only 15% of the patients randomized to receive placebo.

Clinical Trial—D9902B. In August 2002, we divided our D9902 trial into D9902A discussed above and D9902B, our ongoing supportive Phase 3 study. The D9902B trial was initiated in June 2003 under a SPA for the treatment of men with asymptomatic, metastatic, androgen-independent prostate cancer whose tumors had been classified as Gleason score 7 or less. The SPA provides a written agreement with the FDA concerning the trial design and outlines definitive clinical objectives and data analyses. Based upon results of the two completed Phase 3 studies, D9901 and D9902A, we met with the FDA to discuss amending the D9902B SPA protocol, to open the trial to men regardless of Gleason score and to elevate survival to the primary endpoint. Approximately 500 men will be enrolled and men with minimally symptomatic disease will be eligible for the study. We expect to complete enrollment in the D9902B study prior to any prospective approval of Provenge by the FDA. We are in discussions with the FDA to confirm acceptance of these and other amendments to the SPA. Safety data from our D9902B trial will be included in our BLA submitted based on the results of our D9901 and D9902A studies, however our BLA submission will not be required to include efficacy results from this trial.

Other Provenge Clinical Trials in Early-Stage Prostate Cancer

Clinical Trial—P-11. We completed enrollment in a double-blind, placebo-controlled Phase 3 clinical trial called PROTECT (PROvenge Trial of Early Prostate Cancer Treatment), or P-11, to evaluate the safety and potential effectiveness of Provenge in treating men with early-stage, androgen-dependent prostate cancer. Men whose prostate cancer is responsive to hormone treatment are considered androgen-dependent. There are over 170 patients enrolled in the trial at 19 sites in the United States. We expect to receive the initial analysis of this study in 2006.

Clinical Trial—P-16. An open label Phase 2 clinical trial, P-16, was recently completed testing Provenge together with bevacizumab (Avastin®) to treat patients with androgen-dependent prostate cancer. The trial was conducted at the University of California San Francisco and was sponsored by the National Cancer Institute. In February 2005 at the 2005 Multidisciplinary Prostate Cancer Symposium, we announced that the combination of Provenge and bevacizumab increased prostate-specific antigen doubling time (PSADT) in patients with prostate cancer that had relapsed after prior surgical and radiation therapy. The median pre-treatment PSADT for the 21 evaluable patients was 6.7 months and the median on-treatment PSADT was 12.7 months, an approximate 90% increase in PSADT (p = 0.004).

Clinical Trial—D9905. We recently completed a Phase 2 clinical trial, D9905, evaluating men with biochemical recurrence after prostatectomy. Earlier in 2005, we announced that the median pre-treatment PSADT for the 19 evaluable patients was 5.2 months and the median on-treatment PSADT was 7.9 months, an approximate 52% increase in PSADT.

Product Candidates in Research and Development

Active Immunotherapies and Immunotherapy Targets

Neuvenge (lapuleucel-T). Our investigational active immunotherapy for the treatment of patients with breast, ovarian and other solid tumors expressing HER2/neu is Neuvenge. Neuvenge targets the HER2/neu antigen and utilizes the same proprietary antigen-engineering technology as Provenge. In December 2004, we announced results from two Phase 1 studies of Neuvenge indicating that Neuvenge stimulated an immune response and may provide clinical benefit in patients with advanced, metastatic HER2/neu positive breast cancer. We are presently designing a Phase 2 clinical trial of Neuvenge in metastatic breast cancer, as well as in other HER2/neu expressing cancers.

Trp-p8. Trp-p8, the protein encoded by the trp-p8 gene, is an ion channel. It was identified through our internal antigen discovery program. A patent on the gene encoding trp-p8 was issued to us in 2001. Trp-p8 displays numerous characteristics that make it an attractive target for immunotherapy, as well as for small molecule drug development. In normal human tissues, trp-p8 is expressed predominantly in the prostate and is over-expressed in hyperplastic prostate. It is present in 100% of prostate cancers and approximately 71% of breast cancers, 93% of colon cancers and 80% of lung cancers.

NY-ESO. NY-ESO is a protein that is present on many cancers, including melanoma, breast, prostate, lung, ovarian/uterine and bladder cancers. We licensed the NY-ESO antigen from the Ludwig Cancer Institute, where scientists performed a series of preclinical studies that demonstrated that NY-ESO is an appropriate immunotherapy target.

Carcinoembryonic Antigen (CEA). The carcinoembryonic antigen, or CEA, is present on 70% of lung cancers, virtually all cases of colon cancers and approximately 65% of breast cancers. We licensed the CEA antigen from Bayer Corporation, Business Group Diagnostics.

Carbonic Anhydrase 9 Antigen (CA-9). Carbonic anhydrase 9 antigen is present on approximately 75% of cervical and colon cancers and 95% of renal cancers. We licensed the antigen from Bayer Corporation, Business Group Diagnostics.

Anti-Serine Protease Monoclonal Antibodies

We have therapeutic monoclonal antibodies for the treatment of cancer in preclinical development. Proteases are proteins that act as molecular scissors to cleave other proteins to activate or inactivate them, and are responsible for regulating normal cellular function. Maintaining normal health requires that the activity of proteases be tightly controlled. Excessive or deficient protease activity underlies many serious diseases in humans, including cancer.

The growth and progression of human tumors involve different proteases at multiple stages during these processes. Serine proteases are thought to be important for tumor cell growth directly and through the modulation of growth factors required for tumor growth. In addition, serine proteases have been shown to indirectly support tumor cell growth through their effects on the network of blood vessels that is essential for tumor survival, a process known as angiogenesis.

Our serine protease programs, which we are pursuing under our collaborations with Abgenix, Inc. and Dyax Corp., are focused on the development of monoclonal antibodies that suppress the growth of primary and secondary solid tumors by inhibiting known and novel key serine proteases involved in cancer processes.

Small Molecules

Trp-p8. Small molecules are a diverse group of natural and synthetic substances that generally have a low molecular weight. They are either isolated from natural sources such as plants, fungi or microbes, or they are synthesized by organic chemistry. Most conventional pharmaceuticals, such as aspirin, penicillin and chemotherapeutics, are small molecules. Ion channels like trp-p8 may be an attractive target for manipulation by small molecule drug therapy.

We are currently engaged in discovering, evaluating and developing small molecule therapeutics that modify trp-p8 function. Through screening and drug design efforts, we have discovered several classes of small molecule drugs that manipulate the trp-p8 channel and selectively kill trp-p8 expressing cancer cells. We are evaluating these compounds in preclinical studies and working to expand the number of candidate compounds through additional screening and synthesis efforts.

Collaborations

Genentech, Inc.

We have a collaborative agreement with Genentech, Inc. for the preclinical research, clinical development and commercialization of potential products derived from trp-p8, an ion channel found in prostate cancer cells.

We will be jointly responsible with Genentech for conducting preclinical and clinical work. Genentech will fund a majority of these expenses for products that reach Phase 3 clinical trials. Genentech will also be responsible for all manufacturing of resulting products. We are currently engaged in discovering, evaluating and developing small molecule therapeutics that modify trp-p8 function. We have discovered selective trp-p8 small molecule agonists that induce cell death and inhibit the growth of trp-p8 positive tumors in animals. Lead compounds are orally bio-available and potent agonists of trp-p8 function. The agreement provides for profit-sharing and co-promotion in the United States. Genentech will be responsible for the commercialization of any approved trp-p8 products in the rest of the world except Asia and Oceania, where we retain development and commercialization rights.

Abgenix, Inc.

Our collaboration agreement with Abgenix, Inc. focuses on the discovery, development and commercialization of fully-human monoclonal antibodies against a membrane-bound serine protease implicated in several solid tumors including breast and prostate cancer. Under the terms of the collaboration, Abgenix agreed to use its human antibody technologies to generate and select antibodies against this serine protease. We and Abgenix have the right to co-develop and commercialize antibody products discovered during the collaboration, or, if co-development is not elected, to solely develop and commercialize, any antibody product candidates discovered during the collaboration. Our agreement with Abgenix provides for both companies to share equally in the product development costs and any profits from sales of product candidates successfully commercialized from any co-development efforts.

Dyax Corp.

We have a collaboration with Dyax Corp. to discover, develop and commercialize monoclonal antibody, small protein and peptide inhibitors against two serine protease targets, enzymes that are over-expressed in certain cancers. Under the terms of this agreement, both companies will jointly develop any inhibitory agents that may be identified and will share commercialization rights and profits, if any, from any marketed products.

Manufacturing and Commercial Infrastructure

We manufacture the Antigen Delivery Cassettes for our preclinical studies and clinical trials as recombinant proteins using production methods in compliance with current good manufacturing practices, or cGMP. Preclinical and clinical studies require relatively small amounts of our Antigen Delivery Cassette. To produce commercial quantities of the Antigen Delivery Cassette for Provenge, we have developed manufacturing processes to permit the production of much larger quantities of that protein. To scale-up to commercial levels of production of the Antigen Delivery Cassette used in Provenge, we contracted with Diosynth RTP, Inc., or Diosynth, in March 2001. We presently are operating under the original work plan that allows work to be performed in discrete blocks at negotiated prices; however, we are currently in discussions with Diosynth regarding a supply agreement for the production of the Antigen Delivery Cassette for Provenge at commercial scale to support a BLA filing and potential commercial launch.

Final manufacture of Provenge and Neuvenge for our clinical trials of those product candidates is currently conducted at a pilot manufacturing facility we operate in Seattle, Washington, and through third party contracts with the Mayo Clinic in Rochester, Minnesota, the American Red Cross in Philadelphia, Pennsylvania, and Progenitor Cell Therapy in Hackensack, New Jersey and Mountain View, California.

For the manufacture of Provenge on a commercial scale, assuming Provenge is approved for sale, we have begun investing in additional facilities and related operations. In August 2005, we entered into an agreement to lease 158,242 square feet of commercial manufacturing space in Hanover, New Jersey. The lease term is seven years and we have the option to extend the lease for two ten-year periods and one five-year period, with the same terms and conditions except for rent, which adjusts to market rate. We intend to outfit this facility to meet the anticipated clinical and commercial manufacturing needs for Provenge and our other immunotherapy product candidates in development. In November 2005, we entered into two construction related services agreements for this facility, one for general oversight and administration of construction activities for the facility and one for the design and construction of clean rooms, production modules, related corridors and ancillary systems for the facility. The build-out is expected to extend through mid-2006.

The cell separation devices and related media that isolate the cells for our active immunotherapies from a patient’s blood and other bodily fluids are manufactured by third party contractors in compliance with cGMP. We plan to use third party contractors to produce commercial quantities of these devices and media for Provenge, assuming Provenge is approved for sale.

The manufacture of a dose of Provenge or our other active immunotherapies begins with a standard cell collection process called leukapheresis. The resulting cells are then transported to a manufacturing facility, processed and returned to a health care provider for infusion into the patient. We rely upon blood banks, hospitals and other health care providers to perform leukapheresis for our clinical trials. We currently have an agreement with Gambro Healthcare, Inc. to act as the primary provider of leukapheresis services nationwide through its network of kidney dialysis centers.

The patient cells derived from the leukapheresis process are transported to a manufacturing facility where final manufacturing of Provenge occurs before it is then transported to a health care provider for infusion into the patient. For our clinical trials, we use a variety of carriers to fulfill these transportation needs. If Provenge is approved for sale, we intend to consolidate a substantial portion of our transportation needs with one or more third party carriers or transportation systems managers. We are presently in discussions with multiple parties to fulfill our commercial transportation needs.

We intend to link our transportation network, manufacturing facilities, leukapheresis providers, patients and physicians through an information technology system that allows for timely, efficient and cost effective production of Provenge on a commercial basis, assuming Provenge is approved for sale. We are in the process of building the information technology infrastructure and designing the required systems for the commercial launch of Provenge. We may rely on one or more third party contractors to assist us in the development of these systems.

Intellectual Property

We protect our technology through numerous United States and foreign patent filings, trademarks and trade secrets that we own or license. We own or license issued patents or patent applications that are directed to the solutions and devices by which cells can be isolated and manipulated, our Antigen Delivery Cassette, antigen-presenting cell processing, immunostimulatory compositions, and our monoclonal antibody and small molecule product candidates. We have filed foreign counterparts to these issued patents and patent applications in a number of countries.

We also own or license issued patents or patent applications that are directed to potential pharmaceutical compounds and protease inhibitors and modulators, to methods of making the compounds and to methods for treating specific diseases using the compounds. For many of these issued patents or applications, foreign counterparts are filed in a number of countries.

We intend to continue using our scientific experience to pursue and patent new developments to enhance our position in the cancer field. Patents, if issued, may be challenged, invalidated, declared unenforceable or circumvented. Thus, any patent that we own or license from third parties may not provide adequate protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties may not result in issued patents. Also, patents may not provide us with adequate proprietary protection or advantages against competitors with, or who could develop, similar or competing technologies, or who could design around our patents. From time to time, we have received invitations to license third party patents. We are also subject to the risk of claims, whether meritorious or not, that our active immunotherapies infringe or misappropriate third party intellectual property rights. If a lawsuit making any such claims were brought against us, we would assert that the patent at issue is either invalid, unenforceable and/or not infringed. We may not be able to establish non-infringement, however, and we may not be able to establish invalidity of the other party’s patent. If we are found to infringe or misappropriate third party intellectual property, we could be required to seek a license or discontinue our products or cease using certain technologies or delay commercialization of the affected products, and we could be required to pay substantial damages, which could materially harm our business.

We also rely on trade secrets and unpatentable know-how that we seek to protect, in part, by using confidentiality agreements. Our policy is to require our officers, employees, consultants, contractors, manufacturers, outside scientific collaborators and sponsored researchers and other advisors to execute confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties except in specific limited circumstances. We also require signed confidentiality agreements from companies that receive our confidential data. For employees, consultants and contractors, we require confidentiality agreements providing that all inventions conceived while rendering services to us shall be assigned to us as our exclusive property. It is possible, however, that these parties may breach those agreements, and we may not have adequate remedies for any breach. It is also possible that our trade secrets or unpatentable know-how will otherwise become known to or be independently developed by competitors.

Competition

The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many entities, including pharmaceutical and biotechnology companies, academic institutions and other research organizations are actively engaged in the discovery, research and development of products that could compete directly with our active immunotherapy product candidates. For example, we believe that companies, including AVI BioPharma, Inc., Cell Genesys, Inc. and Therion Biologics Corporation, are developing cancer immunotherapies for the United States market that could potentially compete with Provenge, assuming Provenge is approved for sale. AVI BioPharma, Inc. and Therion Biologics Corporation are in Phase 2 clinical trials of their prostate cancer immunotherapies. Cell Genesys, Inc. has initiated Phase 3 clinical trials of its prostate cancer immunotherapy. These competitors may succeed in developing and marketing cancer immunotherapies that are more effective than or marketed before Provenge. Other products such as chemotherapeutics, antisense compounds, angiogenesis inhibitors and gene therapies are also under development and could potentially compete with Provenge and our other product candidates. A chemotherapy drug, Taxotere®, was approved by the FDA in 2004 for the treatment of men with metastatic androgen-independent prostate cancer.

Our competitors include major pharmaceutical companies. These companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing. In addition, our competitors may collaborate with these large established companies to obtain access to their resources.

Our ability to commercialize Provenge and our other potential products and compete effectively will depend, in large part, on:

•	our ability to advance Provenge and our other product candidates through clinical trials and through the FDA approval process, including the preparation and support of a BLA for Provenge;

•	the perception by physicians and other members of the health care community of the safety, efficacy and benefits of Provenge or our other products compared to those of competing products or therapies;

•	the effectiveness of our sales and marketing efforts and those of our marketing partners;

•	the willingness of physicians to adopt a new treatment regimen represented by our antigen-presenting cell technology;

•	our ability to meet demand for our products, if approved for sale;

•	our ability to secure reimbursement for Provenge or our other product candidates,

•	the price of such products relative to competing products;

•	our ability to manufacture the product on a large scale;

•	our ability to recruit, train, manage and motivate our employees;

•	our ability to accurately forecast demand for our product candidates if regulatory approvals are achieved;

•	our ability to develop a commercial scale infrastructure either on our own or with a collaborator, expand existing facilities, develop our manufacturing facilities, information technology systems and a distribution network, and other operational and financial systems; and

•	our ability to meet all necessary regulatory requirements.

Competition among products approved for sale will be based upon, among other things, efficacy, reliability, product safety, price and patent position. Our competitiveness will also depend on our ability to advance our product candidates, license additional technology, maintain a proprietary position in our technologies and products, obtain required government and other public and private approvals on a timely basis, attract and retain key personnel and enter into corporate relationships that enable us and our collaborators to develop effective products that can be manufactured cost-effectively and marketed successfully.

Government Regulation

General

Governmental authorities in the United States and other countries extensively regulate the preclinical and clinical testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of biologic products. In the United States, the FDA under the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations subjects pharmaceutical and biologic products to rigorous review.

FDA Approval Process

To obtain approval of our product candidates from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate. In most cases, this entails extensive laboratory tests and preclinical and clinical trials. The collection of these data, as well as the preparation of applications for review by the FDA are costly in time and effort, and may require significant capital investment. We may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing any products we may develop. The FDA also may require post-marketing testing to monitor the safety and efficacy of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals if we fail to comply with regulatory standards or if we encounter problems at any time following initial marketing.

The first stage of the FDA approval process for a new biologic or drug involves completion of preclinical studies and the submission of the results of these studies to the FDA. This, together with proposed clinical protocol(s), manufacturing information, analytical data and other information, in an investigational new drug application, or IND, must become effective before human clinical trials may commence. Preclinical studies involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. The FDA regulates preclinical studies under a series of regulations called the “Good Laboratory Practices” regulations. Violation of these regulations, in some cases, may cause the FDA to invalidate the studies and require the company to replicate those studies.

After the IND becomes effective, a company may commence human clinical trials. A company typically conducts human clinical trials in three sequential phases, but the phases may overlap. Phase 1 trials consist of testing of the product in a small number of patients or healthy volunteers, primarily for safety at one or more doses. Phase 1 trials in cancer are often conducted with patients who are not healthy and who have end-stage or metastatic cancer. Phase 2 trials, in addition to safety, evaluate the efficacy of the product in a patient population somewhat larger than Phase 1 trials. Phase 3 trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically dispersed test sites. A company must submit to the FDA a clinical plan, or “protocol,” accompanied by the approval of the Institutional Reviews Boards at the institutions participating in the trials, prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time.

To obtain marketing authorization, a company must submit to the FDA the results of the preclinical and clinical testing, together with, among other things, detailed information on the manufacture and composition of the product, in the form of a new drug application or, in the case of a biologic, like Provenge, a biologics license application.

The FDA reviews this application and, when and if it decides that adequate data are available to show that the new compound is both safe and effective for a particular indication and that other applicable requirements have been met, approves the drug or biologic for marketing. The amount of time taken for this approval process is a function of a number of variables, including whether the product has received priority review, the quality of the submission and studies presented, the potential contribution that the compound will make in improving the treatment of the disease in question, and the workload at the FDA. Under goals established in connection with the Prescription Drug User Fee Act III, the FDA has committed to reviewing standard BLAs in 10 months and priority BLAs in six months.

The FDA may, during its review of a BLA, ask for additional test data and/or the conducting of additional clinical trials. If the FDA does ultimately approve the product, it may require post-marketing testing to monitor the safety and effectiveness of the product. In addition, the FDA may in some circumstances impose restrictions on the use of the product, which may be difficult and expensive to administer and may require prior approval of promotional materials.

We will also be subject to a variety of regulations governing clinical trials and sales of our products outside the United States. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries and regions must be obtained prior to the commencement of marketing the product in those countries. The approval process varies from one regulatory authority to another and the time may be longer or shorter than that required for FDA approval. In the European Union, Canada, and Australia, regulatory requirements and approval processes are similar, in principle, to those in the United States.

Fast Track Designation

We received fast track designation from the FDA for Provenge for the treatment of asymptomatic, metastatic, androgen-independent prostate cancer. Congress enacted the Food and Drug Administration Modernization Act of 1997 in part to ensure the availability of safe and effective drugs, biologics and medical devices by expediting the development and review for certain new products. The Modernization Act establishes a statutory program for the review of fast track products, including biologics. A fast track product is defined as a new drug or biologic intended for the treatment of a serious or life-threatening condition that demonstrates the potential to address unmet medical needs for this condition. Under the fast track program, the sponsor of a new drug or biologic may request that the FDA designate the drug or biologic as a fast track product at any time during the development of the product, prior to marketing.

The Modernization Act provides that the FDA can base approval of a marketing application for a fast track product on an effect on a surrogate endpoint, or on another endpoint that is reasonably likely to predict clinical benefit. The FDA may condition approval of an application for a fast track product on a commitment to do post- approval studies to validate the surrogate endpoint or confirm the effect on the clinical endpoint and require prior review of all promotional materials. In addition, the FDA may withdraw approval of a fast track product in an expedited manner on a number of grounds, including the sponsor’s failure to conduct any required post-approval study in a timely manner.

If a preliminary review of clinical data suggests that a fast track product may be effective, the FDA may initiate review of entire sections of a marketing application for a fast track product before the sponsor completes the application. This rolling review is available if the applicant provides a schedule for submission of remaining information and pays applicable user fees. We intend to file our BLA for Provenge on a rolling basis during 2006.

Ongoing Regulatory Requirements

Before approving a BLA, the FDA will inspect the facilities at which the product is manufactured (including both those of the sponsor and any third-party component manufacturers) and will not approve the product unless the manufacturing facilities are in compliance with FDA’s cGMP, which are regulations that govern the manufacture, holding and distribution of a product. Manufacturers of biologics also must comply with FDA’s general biological product standards. Following approval, the FDA periodically inspects drug and biologic manufacturing facilities to ensure continued compliance with the good manufacturing practices regulations. We must ensure that any third-party manufacturers continue to expend time, money and effort in the areas of production, quality control, record keeping and reporting to ensure full compliance with those requirements. Failure to comply with these requirements subjects the manufacturer to possible legal or regulatory action, such as suspension of manufacturing or recall or seizure of product. Adverse experiences with the product must be reported to the FDA and could result in the imposition of marketing restrictions through labeling changes or market removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

The labeling, advertising, promotion, marketing and distribution of a drug or biologic product also must be in compliance with FDA and Federal Trade Commission, or FTC, requirements which include, among others, standards and regulations for off-label promotion, industry sponsored scientific and educational activities, promotional activities involving the internet, and direct-to-consumer advertising. The FDA and FTC have very broad enforcement authority, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing the company to correct deviations from regulatory standards and enforcement actions that can include seizures, injunctions and criminal prosecution.

We are subject to a variety of federal, state and local regulations relating to the use, handling, storage and disposal of hazardous materials, including chemicals and radioactive and biological materials. Our operations produce such hazardous waste products. Although we believe that our safety procedures for handling and disposing of these materials complies with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be eliminated. We generally contract with third parties for the disposal of such substances, and store our low level radioactive waste at our facilities until the materials are no longer considered radioactive. We are also subject to various laws and regulations governing laboratory practices and the experimental use of animals. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of product approvals, seize or recall products, and deny or withdraw approvals.

We are also subject to regulation by the Occupational Safety and Health Administration, also known as OSHA, and the Environmental Protection Agency, also known as EPA, and to regulation under the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other regulatory statutes, and may in the future be subject to other federal, state or local regulations. OSHA and/or the EPA may promulgate regulations that may affect our research and development programs.

MANAGEMENT

Our executive officers and their ages as of November 28, 2005 were as follows:

Name	Age	Position
Mitchell H. Gold, M.D.	38	President and Chief Executive Officer
Michelle Burris	40	Senior Vice President and Chief Financial Officer
David L. Urdal, Ph.D.	56	Senior Vice President and Chief Scientific Officer
Richard F. Hamm, Jr.	46	Senior Vice President, General Counsel and Secretary
Robert M. Hershberg, M.D., Ph.D.	42	Senior Vice President and Chief Medical Officer

Mitchell H. Gold, M.D., has served as our Chief Executive Officer since January 1, 2003, and as a director since May 2002. Dr. Gold also served as the Company’s Vice President of Business Development from June 2001 to May 2002, and as the Company’s Chief Business Officer from May 2002 through December 2002. From April 2000 to May 2001, Dr. Gold served as Vice President of Business Development and Vice President of Sales and Marketing for Data Critical Corporation, a company engaged in wireless transmission of critical healthcare data, now a division of GE Medical. From 1995 to April 2000, Dr. Gold was the President and Chief Executive Officer, and a co-founder of Elixis Corporation, a medical information systems company. From 1993 to 1998, Dr. Gold was a resident physician in the Department of Urology at the University of Washington. Dr. Gold currently serves on the boards of the University of Washington/Fred Hutchinson Cancer Research Center Prostate Cancer Institute, Washington Biotechnology and BioMedical Association and Xenotope Diagnostics of San Antonio, Texas. Dr. Gold received his B.S. from the University of Wisconsin-Madison and his M.D. from Rush Medical College.

Michelle Burris, has served as our Senior Vice President and Chief Financial Officer since joining us in August 2005. Prior to joining us, she served as Senior Vice President and Chief Financial Officer for Corixa Corporation, a biotechnology company, where she was responsible for the company’s financial, administrative and operating functions. In November 2005, Ms. Burris also assumed oversight of our manufacturing operations. Ms. Burris worked at Corixa since its inception in 1994 and participated in the development and approval of Bexxar®. Ms. Burris currently serves on the boards of Sonus Pharmaceuticals Inc., a biotechnology company, and the Washington Biotechnology and BioMedical Association. She also chairs the Executive Advisory Board of the Albers School of Business and Economics at Seattle University. Ms. Burris received a B.S. from George Mason University, an M.B.A. and Post Graduate Certificate in Accounting from Seattle University and has passed the C.P.A. exam.

David L. Urdal, Ph.D., has served as our Senior Vice President and Chief Scientific Officer since June 2004. Previously, he served as Vice Chairman of the Company’s Board of Directors and Chief Scientific Officer since joining the Company in July 1995. He served as the Company’s President from January 2001 to December 2003, and he served as the Company’s Executive Vice President from January 1999 through December 2000. From 1982 until July 1995, Dr. Urdal held various positions with Immunex Corporation, a biotechnology company, including President of Immunex Manufacturing Corporation, Vice President and Director of Development, and head of the departments of biochemistry and membrane biochemistry. Dr. Urdal received a B.S. and M.S. in Public Health and a Ph.D. in Biochemical Oncology from the University of Washington.

Richard F. Hamm, Jr., has served as our Senior Vice President, General Counsel and Secretary of Dendreon Corporation since November of 2004. In November 2005, Mr. Hamm assumed oversight of business development activities for us. Prior to that time, Mr. Hamm was the Vice President and Deputy General Counsel of Medtronic, Inc., a leading medical technology company. Prior to Medtronic, Mr. Hamm was the Vice President—Corporate Development and Planning at Carlson Companies, Inc. For more than five years prior thereto, he was Senior Vice President—Legal and Business Development and Vice President and General Counsel at Tropicana Products, Inc. Mr. Hamm is a director of EMCOR Group, Inc., an electrical and mechanical construction and facilities services company, and Axsys Technologies, Inc., a manufacturer of precision optical components and systems for aerospace, defense and other high technology markets. Mr. Hamm received a B.S. in Business Administration from Arizona State University, a J.D. from Harvard Law School and an M.B.A. from the Wharton School at the University of Pennsylvania.

Robert M. Hershberg, M.D., Ph.D., has served as our Senior Vice President and Chief Medical Officer since January 2004, and prior thereto was Vice President of Strategic Product Development since joining the Company in October 2003. From October 2000 until October 2003, Dr. Hershberg was employed at Corixa Corporation, a biotechnology company, where he most recently served as Vice President of Medical Genetics. Prior to joining Corixa, from 1999 to 2000, Dr. Hershberg was an assistant professor in the Department of Medicine and associate physician at Brigham and Women’s Hospital, Harvard Medical School, Boston, Massachusetts. He is currently the Director of Human Genetics at the Infectious Disease Research Institute and an attending physician at the University of Washington School of Medicine, both in Seattle, Washington. He received an M.D. from the University of California, Los Angeles and a Ph.D. from The Salk Institute.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through a number of underwriters. Banc of America Securities LLC is the representative of the several underwriters, with whom we have entered into a firm commitment underwriting agreement. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	5,000,000
JMP Securities LLC	2,500,000
Lazard Capital Markets LLC	2,500,000

Total	10,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus supplement. The underwriters may allow a concession of not more than $0.162 per share to selected dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock offered is subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.

Option to Purchase Additional Shares. We have granted the underwriters an option to purchase up to 1,500,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time and from time to time, in whole or in part, within 30 days after the date of this prospectus supplement. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us in approximately the same proportion as it purchased the shares shown in the table above. We will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by Us
	No Exercise	Full Exercise
Per Share	$0.27	$0.27

Total	$2,700,000	$3,105,000

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $400,000.

Quotation. Our common stock is quoted on the Nasdaq National Market under the symbol “DNDN”.

Stabilization. In connection with the offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transaction;

•	short sales;

•	syndicate covering transactions; and

•	purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making the determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Market Making. In connection with the offering, some underwriters and any selling members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display a bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Lock-up Agreements. We have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or securities exchangeable or convertible into common stock, without the prior written consent of Banc of America Securities LLC for a period of 90 days following the date of this prospectus supplement, subject to certain exceptions. In addition, our directors and executive officers have entered into lock-up agreements with the underwriters. Under those lock-up agreements, subject to exceptions, those holders of such stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce to do any of the foregoing, without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus supplement. This consent may be given at any time without public notice. These agreements, however, do not apply to the grant or exercise of options or other issuance of common stock under any existing stock option or other employee benefit plans. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions imposed by the lock-up agreement will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Banc of America Securities LLC waives, in writing, such extension.

Indemnification. We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

Conflicts/Affiliates. The underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us for which services they have received, and may receive in the future, customary fees.

LEGAL MATTERS

Jones Day will pass upon the validity of the issuance of the shares being sold in this offering. Certain matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

The consolidated financial statements of Dendreon Corporation appearing in Dendreon Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004 and Dendreon Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report thereon (which conclude, among other things, that Dendreon Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address for the SEC’s website is http://www.sec.gov.

We make available, free of charge, through our investor relations web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of changes in beneficial ownership of securities, and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our web site is http://www.dendreon.com and the address for the investor relations page of our web site is http://investor.dendreon.com/edgar.cfm. The contents of our web site are not part of this prospectus supplement, and the reference to our web site does not constitute incorporation by reference into this prospectus supplement of the information contained at that site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in or omitted from this prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•	The description of our common stock set forth in the registration statement on Form 8-A, which was filed on May 22, 2000 (File No. 000-30681);

•	The description of our Series A junior participating preferred stock, as set forth in our Current Report on Form 8-K, which was filed on September 25, 2002 (File No. 000-30681);

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-30681), including certain information incorporated by reference from our Definitive Proxy Statement for our 2005 Annual Meeting of Stockholders filed with the SEC on April 15, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 9, 2005, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 8, 2005 and our Quarterly Report for the quarter ended September 30, 2005, as filed with the SEC on November 8, 2005 (File No. 000-30681); and

•	Our Current Reports on Form 8-K as filed on January 11, 2005, February 17, 2005, June 13, 2005, July 13, 2005, July 21, 2005, August 8, 2005, August 17, 2005, August 18, 2005 and November 14, 2005 (File Nos. 000-30681).

You may request, and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation

3005 First Avenue

Seattle, Washington 98121

(206) 256-4545

Attention: Investor Relations

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus supplement. This prospectus supplement does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

PROSPECTUS

$150,000,000

COMMON STOCK

Dendreon Corporation intends to sell common stock over time in one or more offerings up to a maximum aggregate offering price of $150,000,000. We will specify in an accompanying prospectus supplement the terms of any offering. Our common stock is traded on the Nasdaq National Market under the symbol “DNDN.” On October 26, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $6.69 per share.

You should read this prospectus, the prospectus supplement and the documents incorporated by reference in this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to offer or sell any of the common stock unless accompanied by a prospectus supplement.

Investing in our common stock involves risks and you should carefully consider those risk factors included in a prospectus supplement and our most recently filed Annual Report on Form 10-K and our most recently filed Quarterly Report on Form 10-Q.

We may offer these securities through agents, underwriters or dealers or directly to investors. See “Plan of Distribution.” Each prospectus supplement will provide the amount, price and terms of the plan of distribution relating to the shares of common stock to be sold pursuant to such prospectus supplement. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement, as well as the net proceeds we expect to receive from such sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 26, 2005.

You should rely only on the information contained or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. You must not rely upon any unauthorized information or representation. We are not making an offer of the common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front cover of the prospectus or the prospectus supplement or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Dendreon®, the Dendreon logo, DACS®, Provenge®, Mylovenge™, Myezenium™, Neuvenge™, Neuzenium™, Prozenium™ and the Antigen Delivery Cassette™ are our trademarks. All other trademarks appearing or incorporated by reference into this prospectus and the accompanying prospectus supplement are the property of their respective owners.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf ” registration process. Under this shelf registration process, we may sell common stock over time in one or more offerings up to a total dollar amount of $150,000,000. Each time we sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus may not be used to sell any of the common stock unless accompanied by a prospectus supplement. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under the section entitled “Where You Can Find Additional Information” in this prospectus, before you invest in our common stock.

FORWARD LOOKING STATEMENTS

Some of the statements contained in this prospectus and the accompanying prospectus supplement or incorporated by reference into this prospectus are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are subject to the safe harbor created by the Securities Litigation Reform Act of 1995. We have based these forward-looking statements largely on our expectations and projections about future events and financial trends affecting the financial condition and/or operating results of our business. Forward-looking statements involve risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics. There are important factors that could cause actual results to be substantially different from the results expressed or implied by these forward-looking statements, including, among other things:

•	our ability to complete and achieve positive results in clinical trials;

•	our possessing adequate financial resources and access to capital to fund development and commercialization of Provenge and our other product candidates;

•	our ability to comply with existing and future regulations affecting our business and obtain regulatory approvals for our products that are under development;

•	our ability to successfully commercialize our products that are under development and develop the infrastructure necessary to support commercialization;

•	the extent to which the costs of any products that we are able to commercialize will be reimbursable by third-party payors;

•	the ability to successfully manufacture Provenge and other product candidates in necessary quantities with required quality;

•	the extent to which any products that we are able to commercialize will be accepted by the market;

•	our dependence on our intellectual property and ability to protect our proprietary rights and operate our business without conflicting with the rights of others;

•	the effect that any intellectual property litigation or product liability claims may have on our business and operating and financial performance;

•	our expectations and estimates concerning our future operating and financial performance, ability to finance our business, and financing plans;

•	our reliance on corporate collaborators for research and development, manufacturing, clinical trials management and other activities, and technology licenses;

•	our dependence on single-source vendors for some of our components;

•	the impact of competition and technological change on our business;

•	our ability to recruit and retain key personnel;

•	our ability to enter into future collaboration agreements;

•	anticipated trends in our business;

•	risks related to our limited operating history; and

•	other factors set forth under “Factors that Could Affect Our Results of Operations and Financial Condition” contained in our most recent Annual Report on Form 10-K and most recent Quarterly Report on Form 10-Q and in our future filings made with the Securities and Exchange Commission, which are incorporated by reference in this prospectus, and the risk factors set forth in the accompanying prospectus supplement.

In addition, in this prospectus and the prospectus supplement and the documents incorporated by reference into this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect,” “potential,” “continue,” or “opportunity,” the negative of these words or similar expressions, as they relate to us, our business, future financial or operating performance or our management, are intended to identify forward-looking statements. We do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors contained in a prospectus supplement as well as those set forth in our most recently filed Annual Report on Form 10-K and most recently filed Quarterly Report on Form 10-Q. You should also refer to the other information in this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference into this prospectus. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

OUR BUSINESS

We are a Delaware corporation originally formed in 1992 as Activated Cell Therapy, Inc. We are a biotechnology company focused on the discovery, development and commercialization of targeted therapies for cancer. Our portfolio of product candidates includes active immunotherapies, monoclonal antibodies and small molecules to treat a wide range of cancers. The product candidates most advanced in development are active immunotherapies designed to stimulate a patient’s immune system for the treatment of cancer.

Our executive offices are located at 3005 First Avenue, Seattle, Washington, 98121, and our telephone number is (206) 256-4545.

Product Candidates

Our most advanced product candidate is Provenge, an active immunotherapy for the treatment of prostate cancer. Provenge is designed to stimulate a patient’s immune system against prostate cancer. It is developed through our proprietary Antigen Delivery Cassette technology, which utilizes a recombinant form of an antigen found in 95 percent of prostate cancers, prostatic acid phosphatase. Our first two Phase 3 clinical trials for Provenge, D9901 and D9902A, were double-blind placebo controlled clinical trials in men with asymptomatic, metastatic, androgen-independent prostate cancer. Results from these trials were reported in the first half of 2005.

Provenge is being further evaluated in an ongoing Phase 3 study in asymptomatic, metastatic, androgen-independent prostate cancer, D9902B. It is also being evaluated in a Phase 3 trial, known as PROTECT or P-11, in men with early stage prostate cancer. We own commercialization rights for Provenge worldwide.

Neuvenge is our investigational active immunotherapy for the treatment of patients with breast, ovarian and other solid tumors expressing HER2/neu. We are presently designing a Phase 2 clinical trial of Neuvenge in metastatic breast cancer, as well as in other HER2/neu expressing cancers.

Preclinical Research and Development Programs

In addition to our immunotherapies in clinical and preclinical development for a variety of cancers, our product pipeline also includes monoclonal antibody and small molecule product candidates. We have research and development alliances for these monoclonal antibody and small molecule product candidates with Genentech, Inc., Abgenix, Inc. and Dyax Corp.

USE OF PROCEEDS

Except as otherwise described in any applicable prospectus supplement, we intend to use the net proceeds from the sale of our common stock to fund clinical trials, research, preclinical development and commercialization activities for our active immunotherapies, monoclonal antibodies, and small molecule products, increase our antigen-presenting cell processing capacity, satisfy third party obligations, and for general corporate purposes, including working capital. We also may use a portion of the net proceeds to acquire complementary technologies or products, although we currently have no agreements or commitments in this regard. We have not determined the amount of net proceeds from sales of our common stock pursuant to this prospectus and any prospectus supplement that we will use for each of these purposes.

Pending such uses, we may invest the net proceeds in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities.

We may not receive any cash proceeds from the sale of our common stock pursuant to this prospectus and the prospectus supplement where we issue shares as consideration for services performed or goods provided to us or in payment of outstanding indebtedness.

PLAN OF DISTRIBUTION

We may sell common stock pursuant to this prospectus and the accompanying prospectus supplement:

•	through one or more underwriters or dealers;

•	through agents;

•	directly to one or more purchasers; or

•	through a combination of the above.

We may distribute the common stock:

•	from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices related to such prevailing market prices; or

•	at negotiated prices.

We will describe the method of distribution of the common stock in the applicable prospectus supplement.

Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or our purchasers (as their agents in connection with the sale of the common stock). In addition, underwriters may sell common stock to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they act as agent. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act. As a result, discounts, commissions, or profits on resale received by the underwriters, dealers or agents may be treated as underwriting discounts and commissions. Each applicable prospectus supplement will identify any such underwriter, dealer or agent, and describe any compensation received by them from us. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

We may enter into agreements that provide for indemnification against certain civil liabilities, including liabilities under the Securities Act, or for contribution with respect to payments made by the underwriters, dealers or agents and to reimburse these persons for certain expenses.

We may grant underwriters who participate in the distribution of the common stock an option to purchase additional shares of common stock to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase common stock for the purpose of stabilizing its market price.

The underwriters in an offering of the common stock may also create a “short position” for their account by selling more common stock in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing common stock in the open market or by exercising any over-allotment option granted to them by us. In addition, any managing underwriter may impose “penalty bids” under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the common stock that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

LEGAL MATTERS

Jones Day will pass upon the validity of the common stock being offered hereby.

EXPERTS

The consolidated financial statements of Dendreon Corporation appearing in Dendreon Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2004 and Dendreon Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that Dendreon Corporation did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weakness described therein), included therein, and incorporated herein by reference. Such financial statements and management’s assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address for the SEC’s website is http://www.sec.gov.

We make available, free of charge, through our investor relations web site, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, statements of changes in beneficial ownership of securities, and amendments to those reports and statements as soon as reasonably practicable after they are filed with the SEC. The address for our web site is http://www.dendreon.com and the address for the investor relations page of our web site is http://investor.dendreon.com/edgar.cfm. The contents of our web site are not part of this prospectus, and the reference to our web site does not constitute incorporation by reference into this prospectus of the information contained at that site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superceded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the offering is completed:

•	The description of our common stock set forth in the registration statement on Form 8-A, which was filed on May 22, 2000 (File No. 000-30681);

•	The description of our Series A junior participating preferred stock, as set forth in our Current Report on Form 8-K, which was filed on September 25, 2002 (File No. 000-30681);

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005 (File No. 000-30681), including certain information incorporated by reference from our Definitive Proxy Statement for our 2005 Annual Meeting of Stockholders filed with the SEC on April 15, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the SEC on May 9, 2005 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, as filed with the SEC on August 8, 2005 (File No. 000-30681); and

•	Our Current Reports on Form 8-K which were filed on January 11, February 17, June 13, July 13, and July 21, 2005 (File Nos. 000-30681).

You may request, and we will provide to you, a copy of these filings at no cost, by writing or telephoning us at the following address:

Dendreon Corporation

3005 First Avenue

Seattle, Washington 98121

(206) 256-4545

Attention: Investor Relations

We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the shares of common stock to be offered and sold by this prospectus and the applicable prospectus supplement. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits to the registration statement. The registration statement, including the exhibits, can be read at the SEC web site or at the SEC offices referred to above. Any statement made in this prospectus or the prospectus supplement concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

10,000,000 Shares

Dendreon Corporation

Common Stock

Prospectus Supplement

December 6, 2005

Banc of America Securities LLC

JMP Securities

Lazard Capital Markets